We will amend and complete the information in this prospectus supplement. This preliminary prospectus supplement and the prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the prospectus are not offers to sell nor solicitations of offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

Filed Pursuant To Rule 424B3

Registration No. 333-59098
SUBJECT TO COMPLETION, DATED AUGUST 4, 2003

Preliminary Prospectus Supplement

(To Prospectus dated May 8, 2003)

$375,000,000

Northern States Power Company

(a Minnesota corporation)

$                                          % First Mortgage Bonds, Series due August

$                                          % First Mortgage Bonds, Series due August

        This is an offering of $                    of           % First Mortgage Bonds, Series due August   and $                    of           % First Mortgage Bonds, Series due August   to be issued by Northern States Power Company, a Minnesota corporation. We will pay interest on the first mortgage bonds on February   and August   of each year, commencing February   , 2004. The first mortgage bonds, series due August   will mature on August   . The first mortgage bonds, series due August   will mature on August   . We may redeem the first mortgage bonds at any time, in whole or in part, at a “make whole” redemption price described in this prospectus supplement.

      The first mortgage bonds will not be listed on any securities exchange or included in any automated quotation system. Currently, there is no public market for the first mortgage bonds. Please read the information provided under the caption “Supplemental Description of the First Mortgage Bonds” in this prospectus supplement and “Description of the First Mortgage Bonds” in the accompanying prospectus for a more detailed description of the first mortgage bonds.

      Investing in the first mortgage bonds involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

	Price to		Underwriting		Proceeds to
	Public(1)		Discounts(2)		Us(3)

Per % First Mortgage Bond, Series due August		%		%		%
Total	$		$		$
Per % First Mortgage Bond, Series due August		%		%		%
Total	$		$		$

(1)	Plus accrued interest, if any, from August , 2003.

(2)	We have agreed to indemnify the several underwriters against certain liabilities under the Securities Act of 1933, as amended. See “Underwriting”.

(3)	Before deduction of expenses payable by us estimated at $1.2 million.

      We expect that delivery of the first mortgage bonds will be made to purchasers through the facilities of The Depository Trust Company on or about August   , 2003.

Joint Book-Running Managers

Barclays Capital	JPMorgan

Wells Fargo Brokerage Services, LLC

Banc One Capital Markets, Inc.

Credit Suisse First Boston

The date of this Prospectus Supplement is August      , 2003

PROSPECTUS SUPPLEMENT SUMMARY
The Offering
RISK FACTORS
USE OF PROCEEDS
RATIO OF CONSOLIDATED EARNINGS TO CONSOLIDATED FIXED CHARGES
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
CRITICAL ACCOUNTING POLICIES
LIQUIDITY AND CAPITAL RESOURCES
SUPPLEMENTAL DESCRIPTION OF THE FIRST MORTGAGE BONDS
UNDERWRITING
ABOUT THIS PROSPECTUS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
OUR COMPANY
USE OF PROCEEDS
RATIO OF CONSOLIDATED EARNINGS TO CONSOLIDATED FIXED CHARGES
DESCRIPTION OF THE FIRST MORTGAGE BONDS
DESCRIPTION OF SENIOR UNSECURED DEBT SECURITIES
BOOK-ENTRY SYSTEM
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS

      You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information and if given, you should not rely on it. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

      It is expected that delivery of the first mortgage bonds will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which is the fourth business day following the date hereof (such settlement cycle being referred to as “T+4”). You should be advised that trading of the first mortgage bonds may be affected by the T+4 settlement. See “Underwriting”.

PROSPECTUS SUPPLEMENT SUMMARY

      The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. This summary highlights selected information from the prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information you should consider before investing in our first mortgage bonds. You should carefully read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, which are described under “Where You Can Find More Information” in the accompanying prospectus. In this prospectus supplement, except as otherwise indicated or as the context otherwise requires, the “Company”, “we”, “us” and “our” refer to Northern States Power Company, a Minnesota corporation.

The Company

General

      We are an operating utility engaged in the generation, transmission and distribution of electricity and the transportation, storage and distribution of natural gas. We provide generation, transmission and distribution of electricity in Minnesota, North Dakota and South Dakota. We also purchase, distribute and sell natural gas to retail customers and transport customer-owned gas in Minnesota, North Dakota and South Dakota. We provide retail electric utility service to approximately 1.3 million customers and gas utility service to approximately 430,000 customers.

      We are a wholly-owned subsidiary of Xcel Energy Inc. (“Xcel Energy”), a registered holding company under the Public Utility Holding Company Act of 1935. Among Xcel Energy’s other subsidiaries are Public Service Company of Colorado, a Colorado corporation, Southwestern Public Service Company, a New Mexico corporation, Northern States Power Company, a Wisconsin corporation, and NRG Energy, Inc., a Delaware corporation (“NRG”). NRG is a global energy company, primarily engaged in the ownership and operation of power generation facilities and the sale of energy, capacity and related products. On May 14, 2003, NRG filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code.

Recent Developments

Recent Financial Results

      For the three months ended June 30, 2003, our operating revenues were $667.3 million, compared to $657.0 million for the same period in 2002. The increase in operating revenues was due primarily to the recovery in 2003 of increased electric and gas fuel costs and of the renewable development fund payments through the respective fuel clause mechanisms, partially offset by unfavorable weather. Operating income for the three months ended June 30, 2003 was $45.5 million, compared to $86.3 million for the same period in 2002. This decrease was due primarily to expected increases in health care and benefit costs, as well as milder weather in our service territory. Operating income also was negatively impacted by increased operating and maintenance expenses due to a planned refueling outage at the Monticello nuclear plant. As a result of this decrease in operating income plus significantly increased interest charges and financing costs and a tax benefit, our income before income taxes and net income for the three months ended June 30, 2003 was $17.0 million and $19.6 million, respectively, compared to $71.2 million and $42.4 million, respectively, for the same period in 2002.

      For the six months ended June 30, 2003, our operating revenues were $1.595 billion compared to $1.392 billion for the same period in 2002. The increase in operating revenues was attributable primarily to the recovery in 2003 of increased electric and gas fuel costs and of the renewable development fund payments through the respective fuel clause mechanisms. Retail electric and gas sales growth and more favorable prices in the short-term wholesale market also contributed to the increase in operating revenues. Operating income for the six months ended June 30, 2003 was $148.4 million, compared to $153.6 million for the same period in 2002. This decrease was due primarily to expected increases in health care, benefit and depreciation costs, as well as milder weather in our service territory in the second quarter of 2003, which offset sales growth, strong short-term wholesale margins and more favorable weather in the first quarter of 2003. As a result of this decrease in operating income plus significantly increased interest charges and financing costs and reduced tax expense, our income before income taxes and net income for the six months ended June 30, 2003 was $87.0 million and $64.1 million, respectively, compared to $125.7 million and $75.5 million, respectively, for the same period in 2002.

      For the six months ended June 30, 2003, net cash provided by operating activities was $114.3 million, compared to $238.4 million for the same period in 2002. The change was largely due to changes in working capital. In addition, as of June 30, 2003, our net current assets were $16.5 million and our stockholders’ equity was $1.762 billion. For the six months ended June 30, 2003, we paid dividends of $105.8 million to Xcel Energy.

NRG Related

      Since mid-2002, NRG has experienced severe financial difficulties, resulting primarily from lower prices for power and declining credit ratings. These financial difficulties have caused NRG to, among other things, fail to make payments of interest and/or principal aggregating over $350 million on indebtedness of over $9 billion outstanding and incur asset impairment charges and other costs in excess of $3 billion as of and for the year ended December 31, 2002. These asset impairment charges include write-offs for anticipated losses on sales of several projects as well as anticipated losses related to projects for which NRG has stopped funding.

      On March 26, 2003, the board of directors of Xcel Energy approved a tentative settlement with holders of most of NRG’s long-term notes and the steering committee representing NRG’s bank lenders regarding alleged claims of such creditors against Xcel Energy, including claims related to the support and capital subscription agreement between Xcel Energy and NRG dated May 29, 2002 (the “Support Agreement”). The settlement is subject to a variety of conditions as set forth below, including definitive documentation. The principal terms of the settlement were as follows:

Xcel Energy would pay up to $752 million to NRG to settle claims of NRG against Xcel Energy, including all claims under the Support Agreement, and claims of NRG creditors who elect to release Xcel Energy under the NRG plan of reorganization described below.

$350 million would be paid by Xcel Energy at or shortly following the consummation of a restructuring of NRG’s debt through a bankruptcy proceeding. It is expected that this payment would be made in early 2004. In addition, $50 million is expected to be paid, also in early 2004, and all or any part of such payment could be made, at Xcel Energy’s election, in Xcel Energy common stock. Up to $352 million would be paid on April 30, 2004, except to the extent that Xcel Energy had not received at such time tax refunds equal to $352 million associated with the loss on its investment in NRG. To the extent Xcel Energy had not received such refunds, the April 30 payment would be due on May 30, 2004.

$390 million of Xcel Energy’s payments are contingent on receiving releases from NRG creditors. To the extent Xcel Energy does not receive a release from an NRG creditor, its obligation to make $390 million of the payments would be reduced based on the amount of the creditor’s claim against NRG. As noted below, however, the entire settlement is contingent upon Xcel Energy receiving releases from at least 85% of the unsecured claims held by NRG creditors (including releases from 100% of NRG’s bank creditors). As a result, it is not expected that Xcel Energy’s payment obligations would be reduced by more than approximately $60 million. Any reduction would come from Xcel Energy’s payment due on April 30, 2004.

Upon the consummation of NRG’s debt restructuring through a bankruptcy proceeding, Xcel Energy’s exposure on any guarantees or indemnities or other credit support obligations incurred by Xcel Energy for the benefit of NRG or any of NRG’s subsidiaries would be terminated and any cash collateral posted by Xcel Energy would be returned. As of March 31, 2003, the maximum amount stated in Xcel Energy’s guarantees of obligations of NRG and its subsidiaries was approximately $213 million and Xcel Energy’s actual aggregate exposure on guarantees of obligations of NRG and its subsidiaries as of March 31, 2003 was approximately $74 million, which amount will vary over time. As of March 31, 2003, Xcel Energy had provided indemnities to sureties in respect of bonds for the benefit of NRG and its subsidiaries in an aggregate amount of approximately $17.5 million. As of May 31, 2003, the amount of cash collateral posted by Xcel Energy was approximately $11.5 million.

As part of the settlement with Xcel Energy, any intercompany claims of Xcel Energy against NRG or any subsidiary arising from the provision of intercompany goods or services will be paid in full in cash in the ordinary course and reimbursement with respect to any guarantees Xcel Energy honors prior to effectiveness of the plan of reorganization will be paid in cash on the effective date of the plan of reorganization except that the agreed amount of such intercompany claims as of January 31, 2003 will be reduced from approximately $32 million as asserted by Xcel Energy to $10 million. The $10 million agreed amount is to be paid upon the effective date of the NRG plan of reorganization, with an unsecured promissory note of NRG in the principal amount of $10 million.

NRG and its direct and indirect subsidiaries would not be reconsolidated with Xcel Energy or any of Xcel Energy’s other affiliates for tax purposes at any time after their March 2001 deconsolidation or treated as party to or otherwise entitled to the benefits of any existing tax sharing agreement with Xcel Energy. However, NRG and certain subsidiaries would continue to be treated as they were under Xcel Energy’s December 2000 tax allocation agreement to the extent they remain part of a consolidated or combined state tax group that includes Xcel Energy. Under the settlement, NRG would not be entitled to any tax benefit associated with the tax loss Xcel Energy expects to recognize as a result of the cancellation of its stock in NRG on the effective date of the NRG plan of reorganization.

      On May 14, 2003, NRG and certain of NRG’s U.S. affiliates filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code to restructure their debt. Neither Xcel Energy nor any of its other subsidiaries, including us, were included in the filing. NRG’s plan of reorganization filed with the U.S. Bankruptcy Court for the Southern District of New York incorporates the terms of an overall settlement (based on the settlement discussed above) among Xcel Energy, NRG and NRG’s major creditor constituencies that provides for payments by Xcel Energy to NRG, and that NRG will pay in turn to its creditors, of up to $752 million.

      A plan support agreement reflecting the settlement has been signed by Xcel Energy, holders of approximately 40% in principal amount of NRG’s long-term notes and bonds along with two NRG banks who serve as co-chairs of the global steering committee for the NRG bank lenders. This agreement will become effective upon execution by holders of approximately an additional ten percent in principal amount of NRG’s long-term notes and bonds and by a majority of NRG bank lenders representing at least two-thirds in principal amount of NRG’s bank debt.

      Consummation of the settlement, including Xcel Energy’s obligations to make the payments described above, is contingent upon, among other things, the following:

(1) The effective date of the NRG plan of reorganization occurring on or prior to December 15, 2003;

(2) The final plan of reorganization approved by the bankruptcy court and related documents containing terms satisfactory to Xcel Energy, NRG and various groups of the NRG creditors;

(3) The receipt of releases in favor of Xcel Energy from holders of at least 85% of the general unsecured claims held by NRG’s creditors (including releases from 100% of NRG’s bank creditors); and

(4) The receipt by Xcel Energy of all necessary regulatory and other approvals.

      Since many of these conditions to the effectiveness of the NRG plan of reorganization and the consummation of the settlement are not within Xcel Energy’s control, Xcel Energy cannot state with certainty that NRG’s plan of reorganization, in the form filed with the bankruptcy court, will be confirmed or that the settlement will be effectuated. Nevertheless, Xcel Energy’s management is optimistic at this time that the settlement will be implemented. Xcel Energy’s management also believes that any effort to substantively consolidate our or Xcel Energy’s assets and liabilities with those of NRG during the bankruptcy proceedings would be without merit.

St. Cloud Gas Litigation

      As previously disclosed, on December 11, 1998, a natural gas explosion in St. Cloud, Minn., killed four people, including two of our former employees, injured approximately 14 people and damaged several buildings. The accident occurred as a crew from Cable Constructors, Inc. (“CCI”) was installing fiber-optic cable for Seren Innovations, Inc., a subsidiary of Xcel Energy (“Seren”). We, along with Seren, CCI and Sirti, an architecture/engineering firm retained by Seren, are named as defendants in several lawsuits relating to the explosion. On July 11, 2000, the National Transportation Safety Board issued a report, which determined that CCI’s inadequate installation procedures and delay in reporting the natural gas hit were the proximate causes of the accident. In addition to compensatory damages, plaintiffs in the lawsuits have been permitted by the court to amend their complaint to add a claim for punitive damages against Seren and CCI. On June 30, 2003, plaintiffs filed a motion to amend the complaint to add a punitive damage claim against us. Our response is due on August 15, 2003. We have denied any liability for this accident and believe the motion to add a claim for punitive damages should be denied. We have a self-insured retention of $2 million with general liability coverage limits of $185 million.

A.S. King Notice of Violation

      On December 10, 2001, the Minnesota Pollution Control Agency (“MPCA”) issued a notice of violation to us alleging air quality violations related to the replacement of a coal conveyor and violations of an opacity limitation at our A.S. King generating plant. The MPCA based its notice of violation in part on a determination by the United States Environmental Protection Agency (“EPA”) that the replacement constituted reconstruction of an affected facility under the Clean Air Act’s New Source Performance Standard. On June 27, 2003, the EPA rejected our request for reconsideration of that determination. The New Source Performance Standard for coal handling systems is unlikely to require the installation of any emission controls not currently in place at the plant. It is likely to impose at most some additional monitoring equipment that would not have a material impact on us or our operations. In addition, the MPCA or the EPA may impose civil penalties of up to $27,500 per day per violation. We are working with the MPCA to resolve the notice of violation.

Prairie Island Legislation

      On May 29, 2003, the Minnesota legislature enacted legislation with respect to operation of our Prairie Island Nuclear Generating Plant (“Prairie Island”). The legislation will enable us to store at least 12 more casks of spent fuel outside the plant, allowing us to continue to operate the facility and store spent-fuel there until our licenses with the Nuclear Regulatory Commission expire in 2013 and 2014. The legislation transfers from the State Legislature to the Minnesota Public Utilities Commission (“MPUC”) the primary authority concerning future spent-fuel storage issues. The legislation allows for additional storage of spent nuclear fuel in the event the Nuclear Regulatory Commission extends the licenses of Prairie Island or the Monticello Nuclear Generating Plant and the MPUC grants a certificate of need for such additional storage; an affirmative vote from the State Legislature is not required. The legislation requires us to add at least 300 megawatts of additional wind power by 2010 with an option to own 100 megawatts of this power. Our current capital expenditure budget includes the costs of additional storage casks as well as any associated costs.

Potential South Dakota Service Quality Proceeding

      The chair of the South Dakota Public Utilities Commission (the “SDPUC”) recently indicated an intention by that commission to open an investigation into service quality issues. In particular, the investigation would focus on our operations in the Sioux Falls area, which has experienced a number of recent power outages. We are working with the SDPUC to provide information and to answer their inquiries regarding service quality in our service territory in South Dakota. No docket has been opened.

The Offering

      The following summary contains basic information about this offering. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, including “Supplemental Description of the First Mortgage Bonds” and the accompanying prospectus, including “Description of the First Mortgage Bonds”.

Issuer	Northern States Power Company, a Minnesota corporation

Securities Offered	$ principal amount of % first mortgage bonds, series due August .

$ principal amount of % first mortgage bonds, series due August .

Maturity	August for the % first mortgage bonds, series due August .

August for the % first mortgage bonds, series due August .

Interest Rates	% per year for the first mortgage bonds, series due August . % per year for the first mortgage bonds, series due August .

Interest Payment Dates	February and August of each year, beginning on February , 2004.

Ranking	The first mortgage bonds will be our senior secured obligations and will be secured equally and ratably with all of our other outstanding first mortgage bonds. As of June 30, 2003, $1.429 billion of our first mortgage bonds were outstanding.

Collateral	The first mortgage bonds are secured by a first mortgage lien on all of our real and fixed properties, leasehold rights, franchises and permits, subject to limited exceptions.

Ratings	The first mortgage bonds have been assigned a rating of “BBB+” (CreditWatch positive) by Standard & Poor’s Ratings Services (“Standard & Poor’s”) and “A3” (stable outlook) by Moody’s Investors Service, Inc. (“Moody’s”). For a description of recent events affecting our credit ratings, see “Risk Factors”. Ratings from credit rating agencies are not recommendations to buy, sell or hold our securities and may be subject to revision or withdrawal at any time by the applicable rating agency and should be evaluated independently of any other ratings.

Optional Redemption	We may redeem either or both series of the first mortgage bonds at any time, in whole or in part, at a “make whole” redemption price equal to the greater of (1) the principal amount of first mortgage bonds of the particular series being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the first mortgage bonds of the particular series being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined below under the caption “Supplemental Description of the First Mortgage Bonds”) plus basis points, in the case of the series due August , and basis points, in the case of the series due August , plus in each case accrued interest to the redemption date. We may redeem, in whole or in part, one series of the first mortgage bonds offered hereby without redeeming the other series.

Sinking Fund	None.

Use of Proceeds	We intend to use the net proceeds of $ from the sale of the first mortgage bonds offered hereby to refinance $200 million of our 7 7/8% junior subordinated debentures held by our subsidiary trust, which we redeemed on July 31, 2003, $100 million of our 5 7/8% first mortgage bonds due March 1, 2003 and $80 million of our 6 3/8% first mortgage bonds due April 1, 2003 as follows:

(1) $200 million will be used to repay short-term indebtedness owed to our parent, Xcel Energy, that we incurred in connection with the redemption of our 7 7/8% junior subordinated debentures;

(2) approximately $115 million will be used to repay short-term indebtedness, including short-term indebtedness under our $275 million 364-day credit facility, incurred to repay at maturity our 5 7/8% first mortgage bonds and our 6 3/8% first mortgage bonds; and

(3) the remainder will be used to replace cash temporarily used to finance the purchase of our junior subordinated debentures and first mortgage bonds.

Trustee	BNY Midwest Trust Company (as successor to Harris Trust and Savings Bank).

RISK FACTORS

      You should carefully consider the risks described below as well as other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the cautionary factors listed in Exhibit 99.01 to our Annual Report on Form 10-K for the year ended December 31, 2002 and the information under “Critical Accounting Policies”, before purchasing our first mortgage bonds. The risks described in this section are those that we consider to be the most significant to your decision whether to invest in our first mortgage bonds. If any of the events described below occurs, our business, financial condition or results of operations could be materially harmed. In addition, we may not be able to make payments on the first mortgage bonds, and this could result in your losing all or part of your investment.

Risks Related to Our Relationship to Xcel Energy and NRG

As we are a subsidiary of Xcel Energy, we may be negatively affected by events at Xcel Energy and its affiliates, particularly NRG. NRG is in default under its debt obligations and, along with many of its subsidiaries, has filed a voluntary petition for protection under the bankruptcy laws. The creditors of NRG and its subsidiaries could attempt to make claims against Xcel Energy or us, including claims to substantively consolidate our assets and liabilities with those of NRG and/or to substantively consolidate our assets and liabilities with those of Xcel Energy or NRG, and claims against Xcel Energy under piercing the corporate veil, alter ego, control person or related theories. These claims, if successful, could have a material adverse effect on our financial condition and liquidity, on the value of the first mortgage bonds and on our ability to make payments on the first mortgage bonds.

      We are an operating electric and gas utility and a subsidiary of Xcel Energy Inc. Xcel Energy has a number of other utility and non-utility subsidiaries, including NRG Energy, Inc.

      Since mid-2002, NRG has experienced severe financial difficulties, resulting primarily from lower prices for power and declining credit ratings. These financial difficulties have caused NRG to, among other things, fail to make payments of interest and/or principal aggregating over $350 million on indebtedness of over $9 billion outstanding and incur asset impairment charges and other costs in excess of $3 billion as of and for the year ended December 31, 2002. These asset impairment charges include write-offs for anticipated losses on sales of several projects as well as anticipated losses related to projects for which NRG has stopped funding. Given the changing business conditions for NRG and the resolution of its plan of reorganization discussed below, additional significant asset impairments may be recorded by NRG in periods subsequent to March 31, 2003.

      On March 26, 2003, Xcel Energy’s board of directors approved a tentative settlement with holders of most of NRG’s long-term notes and the steering committee representing NRG’s bank lenders regarding alleged claims of such creditors against Xcel Energy, including claims related to the support and capital subscription agreement between Xcel Energy and NRG dated May 29, 2002 (the “Support Agreement”). Under the terms of the tentative settlement which is described in more detail elsewhere in this prospectus supplement, Xcel Energy would pay up to $752 million to NRG to settle claims of NRG against Xcel Energy, including all claims under the Support Agreement, claims of NRG creditors who elect to release Xcel Energy under the NRG plan of reorganization and any potential claims against Xcel Energy for fraudulent transfer, breach of fiduciary duty, payments made by NRG to Xcel Energy, any veil piercing, alter ego or control person theories, unjust enrichment, fraud, misrepresentations and violations of state or federal securities laws.

      On May 14, 2003, NRG and certain of NRG’s U.S. affiliates filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code to restructure their debt. Neither Xcel Energy nor any of its other subsidiaries, including us, were included in the filing. NRG’s plan of reorganization filed with the U.S. Bankruptcy Court for the Southern District of New York incorporates the terms of an overall settlement (based on the settlement discussed above) among Xcel Energy, NRG and NRG’s major creditor constituencies that provides for payments by Xcel Energy to NRG, and that NRG will pay in turn to its creditors, of up to $752 million.

      A plan support agreement reflecting this overall settlement has been signed by Xcel Energy, holders of approximately 40% in principal amount of NRG’s long-term notes and bonds along with two NRG banks who serve as co-chairs of the global steering committee for the NRG bank lenders. This agreement will become effective upon execution by holders of approximately an additional ten percent in principal amount of NRG’s long-term notes and bonds and by a majority of NRG bank lenders representing at least two-thirds in principal amount of NRG’s bank debt. The terms of the plan support agreement with NRG’s major creditors are basically the same as the March 26, 2003 tentative settlement discussed above. For additional information regarding the settlement, see the discussion under the caption “Prospectus Supplement Summary — The Company — Recent Developments”.

      The NRG plan of reorganization provides that NRG, certain of its direct and indirect majority-owned subsidiaries and, to the maximum extent permitted by law, each creditor of NRG would be deemed to have released Xcel Energy, as of the effective date of the plan of reorganization, from claims against Xcel Energy related to NRG or the NRG bankruptcy, whether or not such creditor has participated in or voted in favor of the plan of reorganization or provided Xcel Energy with a release. However, it is not certain that the bankruptcy court will approve the deemed release by those NRG subsidiaries and NRG creditors that do not voluntarily release Xcel Energy. Moreover, NRG’s plan of reorganization, which also incorporates the terms of the overall settlement, might not be confirmed by the bankruptcy court in the form originally filed with the bankruptcy court. Because many of the conditions to the overall settlement, and ultimately confirmation of the entire plan of reorganization, are not within Xcel Energy’s control, the settlement may not be effectuated in a timely manner, or at all. If the settlement is not effectuated, Xcel Energy’s potential exposure to NRG and its creditors could exceed $752 million.

      If the overall settlement is not effectuated in the NRG bankruptcy proceeding, NRG or its creditors could seek to substantively consolidate Xcel Energy and/or us with NRG or could assert other claims against Xcel Energy under piercing the corporate veil, alter ego, control person or other related theories. Even if the settlement is effectuated, those creditors of NRG who did not release Xcel Energy could seek to substantively consolidate Xcel Energy and/or us with NRG or could assert other claims against Xcel Energy under piercing the corporate veil, alter ego, control person or other related theories.

      The equitable doctrine of substantive consolidation would permit a bankruptcy court to disregard the separateness of related entities and to consolidate and pool the entities’ assets and liabilities and treat them as though held and incurred by one entity where the interrelationship among the entities warrants such consolidation. Substantive consolidation is an equitable remedy in bankruptcy that results in the pooling of assets and liabilities of a debtor with one or more of its debtor affiliates or, in very rare circumstances, non-debtor affiliates, solely for the purposes of the bankruptcy case, including treatment under a reorganization plan. The practice of substantive consolidation is not expressly authorized under the Bankruptcy Code and there are no definitive rules as to when a court will order substantive consolidation. Courts agree, however, that substantive consolidation should be invoked sparingly. A court’s decision whether to order substantive consolidation turns primarily on the facts of the case.

      Circumstances that courts have generally considered in determining whether to substantively consolidate the assets and liabilities of a debtor and one or more of its affiliated entities in cases under the Bankruptcy Code include: (a) whether such entities operate independently of one another; (b) whether corporate or other applicable organizational formalities are observed in the operation of such entities; (c) whether the assets of such entities are kept separate and whether records are kept that permit the segregation of the assets and liabilities of such entities; (d) whether such entities hold themselves out to the public as separate entities; (e) whether such entities have maintained separate financial statements; (f) whether such entities have made intercompany guarantees on loans; (g) whether such entities share common officers, directors or employees; (h) whether the creditors have relied on the financial condition of an entity separately from the financial condition of the entity proposed to be consolidated in extending credit; (i) whether the consolidation of, or the failure to consolidate, the assets and liabilities of such entities will result in unfairness to creditors; and (j) whether consolidation of such entities will adversely impact the chances of a successful reorganization.

      If NRG or its creditors were to assert claims of substantive consolidation, or piercing the corporate veil, alter ego, control person or related theories, in the NRG bankruptcy proceeding, the bankruptcy court could resolve the issue in a manner adverse to us or Xcel Energy, thus making our or its assets available to satisfy NRG’s obligations. One of the creditors of an NRG project that filed involuntary bankruptcy proceedings against that project included claims against NRG and has separately made claims against Xcel Energy relating to that project. Other creditors of NRG projects have also threatened, or may threaten, to make similar or other substantial claims against Xcel Energy based on its control of NRG.

      If the bankruptcy court were to allow substantive consolidation of us with NRG or with NRG and Xcel Energy, it could have a material adverse effect on us and on our ability to make payments on the first mortgage bonds and, in any event, would likely preclude Xcel Energy from making loans or equity contributions to us and from providing credit support to us and would likely disrupt all our relationships with Xcel Energy, including its provision of administrative services to us. If another court were to allow other related claims against Xcel Energy, including claims related to employee benefits or taxes, it could have similar consequences for us. In addition, these events may cause Xcel Energy to seek additional or accelerated funding from us in the form of cash dividends. If such funding were to occur, we may need to seek alternative sources of funds to meet our cash needs.

If Xcel Energy’s credit ratings and access to capital were restricted, it would limit Xcel Energy’s ability to contribute equity or make loans to us, or may cause Xcel Energy to seek additional or accelerated funding from us in the form of dividends. If such event were to occur, we may need to seek alternative sources of funds to meet our cash needs.

      Xcel Energy provides various guarantees and bond indemnities supporting some of its subsidiaries by guaranteeing the payment or performance by these subsidiaries of specified agreements or transactions. Xcel Energy’s exposure under the guarantees is based upon the net liability of the relevant subsidiary under the specified agreements or transactions. The majority of Xcel Energy’s guarantees limit its exposure to a maximum amount that is stated in the guarantees. As of March 31, 2003, Xcel Energy had guarantees outstanding with a maximum stated amount of approximately $789 million and actual aggregate exposure of approximately $150 million, which amount will vary over time. Xcel Energy has provided indemnities to sureties in respect of bonds for the benefit of its subsidiaries. The total amount of bonds with this indemnity outstanding as of March 31, 2003 was approximately $343 million, of which $17.5 million relates to NRG and its subsidiaries. If Xcel Energy were to become obligated to make payments under these guarantees and bond indemnities, it could limit Xcel Energy’s ability to contribute equity or make loans to us, or may cause Xcel Energy to seek additional or accelerated funding from us in the form of dividends. If such event were to occur, we may need to seek alternative sources of funds to meet our cash needs.

      If either Standard & Poor’s or Moody’s were to downgrade Xcel Energy’s credit rating below investment grade, Xcel Energy may be required to provide credit enhancements in the form of cash collateral, letters of credit or other security to satisfy part or potentially all of these exposures. If both Standard & Poor’s and Moody’s were to downgrade Xcel Energy’s debt securities below investment grade, it would increase Xcel Energy’s cost of capital and restrict its access to the capital markets. This would limit Xcel Energy’s ability to contribute equity or make loans to us, or may cause Xcel Energy to seek additional or accelerated funding from us in the form of dividends. If such event were to occur, we may need to seek alternative sources of funds to meet our cash needs.

      We rely on Xcel Energy Services, a subsidiary service company of Xcel Energy, for many administrative services. If Xcel Energy were to experience severe financial difficulties, it could temporarily disrupt the provision of these services or cause us to provide those services ourselves, at potentially greater cost.

Xcel Energy is subject to regulatory restrictions on accessing capital. If Xcel Energy is not able to extend and/or increase its financing authority, or if Xcel Energy fails to meet financing conditions imposed on it by the SEC under PUHCA, Xcel Energy would be prevented from raising capital by issuing securities, forcing us to seek alternate sources of funds.

      The Public Utility Holding Company Act of 1935 (“PUHCA”) contains limitations on the ability of registered holding companies and certain of their subsidiaries to issue securities. Such registered holding companies and their subsidiaries may not issue securities unless authorized by an exemptive rule or order of the Securities and Exchange Commission (“SEC”). For utility subsidiaries like us, one of the exemptive rules permits utilities to issue securities to finance their business so long as the issuance has been approved by the appropriate state utility commission. In our case, this first mortgage bond offering and our other short-term borrowings have been authorized by the MPUC and are exempt under this rule. To the extent we wish to issue securities that are not exempt by rule under PUHCA, we will need to seek authorization from the SEC under PUHCA.

      Because Xcel Energy does not qualify for any of the main exemptive rules, it sought and received financing authority from the SEC under PUHCA for various financing arrangements. Xcel Energy’s current financing authority permits it, subject to satisfaction of certain conditions, to issue through September 30, 2003 up to $2 billion of common stock and long-term debt and $1.5 billion of short-term debt at the holding company level. Xcel Energy has issued $2 billion of long-term debt and common stock. Consequently, absent further authorization from the SEC under PUHCA, Xcel Energy will not be able to issue any additional common stock (other than through benefit plans or dividend reinvestment) or long-term debt. Xcel Energy has requested an extension of its financing authority to September 30, 2004 and an increase in that authority to $2.5 billion of long-term debt and common stock.

      One of the conditions of the original financing order, which also included authorization for intrasystem loans for the Xcel Energy subsidiaries to the extent not otherwise exempt, and a condition that would be included in the proposed extension, was that Xcel Energy’s ratio of common equity to total capitalization, on a consolidated basis, be at least 30%.

      During 2002, Xcel Energy was required to record significant asset impairment losses from sales or divestitures of NRG assets and businesses, from NRG’s canceling or deferring the funding of certain projects under construction and from NRG’s deciding not to contribute additional funds to certain projects already operating. As a result, Xcel Energy’s common equity ratio fell below 30%. As of June 30, 2003 and taking into account the effects of the deconsolidation of NRG following its bankruptcy filing, Xcel Energy’s common equity ratio was approximately 39.9%. It is possible that Xcel Energy may be required to recognize further losses at NRG and that its common equity ratio may fall below the 30% level.

      If the SEC does not extend and increase Xcel Energy’s financing authority or if Xcel Energy’s common equity ratio falls below the 30% level, and Xcel Energy is unable to obtain additional relief from the SEC, Xcel Energy may not be able to issue securities, which could limit its ability to contribute equity or make loans to us or may cause Xcel Energy to seek additional or accelerated funding from us in the form of dividends. If such event were to occur, we may need to seek alternative sources of funds to meet our cash needs. Alternative sources of funds could include the issuance of additional first mortgage bonds or other debt securities. No assurance can be given that such alternatives will be available to us in required amounts or at reasonable costs.

In 2002, our credit ratings were lowered and could be further lowered as a consequence of changes in the credit ratings of our affiliates or otherwise. If this were to occur, the value of the first mortgage bonds could be reduced.

      Our senior secured debt has been assigned a rating of “BBB+” (CreditWatch positive) by Standard & Poor’s and of “A3” (stable outlook) by Moody’s. Our commercial paper has been assigned a short-term rating of “A-2” by Standard & Poor’s and of “P2” by Moody’s.

      The reductions in our credit ratings and those of Xcel Energy and the other operating utilities of Xcel Energy in 2002 occurred in the context of a severe deterioration in the credit ratings of NRG that began in 2001 and continued in 2002.

      Any future downgrade of our securities will likely increase our cost of capital and reduce our access to the capital markets. This could adversely affect our financial condition and results of operations. We cannot assure you that any of our current ratings or those of our affiliates, including Xcel Energy and NRG, will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency. Further, adverse developments related to the NRG bankruptcy case, particularly as they might affect Xcel Energy or us, could have an adverse effect on our credit ratings. Any lowering of the rating of our first mortgage bonds would likely reduce the value of the first mortgage bonds offered hereby.

Any reduced access to sources of liquidity may increase our cost of capital and our dependence on bank lenders and external capital markets.

      Historically, we have relied on bank lines of credit, the commercial paper market and capital contributions from Xcel Energy to supplement our operating cash flow in order to meet the short-term liquidity requirements of our business. If Xcel Energy’s access to the capital markets is impaired, it could limit Xcel Energy’s ability to contribute equity or make loans to us or may cause Xcel Energy to seek additional or accelerated funding from us in the form of dividends.

      We also rely on accessing the capital markets to support our capital expenditure programs and other capital requirements to maintain and build our utility infrastructure and comply with future requirements such as installing emission-control equipment. If we are unable to access the capital markets on favorable terms, our ability to fund our operations and required capital expenditures and other investments may be adversely affected.

We are a wholly-owned subsidiary of Xcel Energy. Xcel Energy can exercise substantial control over our dividend policy and business and operations and may do so in a manner that is adverse to our interests.

      Our board of directors consists of officers of Xcel Energy. Our board makes determinations with respect to the following:

•	our payment of dividends;

•	decisions on our financings and our capital raising activities;

•	mergers or other business combinations; and

•	our acquisition or disposition of assets.

      Historically we have paid quarterly dividends to Xcel Energy. In 2001, 2002 and the first six months of 2003, we paid $167 million, $196 million and $106 million of dividends to Xcel Energy, respectively. Our board of directors could decide to increase dividends, within the limitations of our approved capital structure, financial covenants and credit rating objectives, to Xcel Energy to support its cash needs. This could adversely affect our liquidity. Under PUHCA, we can only pay dividends out of current earnings and retained earnings without the prior approval of the SEC. At June 30, 2003, our retained earnings were approximately $944 million.

Recent and ongoing lawsuits relating to Xcel Energy’s ownership of NRG could impair Xcel Energy’s profitability and liquidity and could divert the attention of our management.

      Our president and chief executive officer, Wayne H. Brunetti, and our former chief financial officer, Edward J. McIntyre, have served in similar capacities at Xcel Energy. On July 31, 2002, a lawsuit purporting to be a class action on behalf of purchasers of Xcel Energy common stock between January 31, 2001 and July 26, 2002, was filed in the United States District Court in Minnesota. The complaint named Xcel Energy; Wayne H. Brunetti, Chairman, President and Chief Executive Officer of Xcel Energy;

Edward J. McIntyre, former Vice President and Chief Financial Officer of Xcel Energy; and James J. Howard, former Chairman of Xcel Energy, as defendants. Among other things, the complaint alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder related to allegedly false and misleading disclosures concerning various issues, including “round trip” energy trades, the existence of cross-default provisions in Xcel Energy’s and NRG’s credit agreements with lenders, NRG’s liquidity and credit status, the supposed risks to Xcel Energy’s credit rating and the status of Xcel Energy’s internal controls to monitor trading of its power. Since the filing of the lawsuit on July 31, 2002, several additional lawsuits were filed with similar allegations, one of which added claims on behalf of a purported class of purchasers of two series of NRG senior notes issued by NRG in January 2001. The cases have all been consolidated and a consolidated amended complaint has been filed. The amended complaint charges false and misleading disclosures concerning “round trip” energy trades and the existence of provisions in Xcel Energy’s credit agreements with lenders for cross-defaults in the event of a default by NRG; it adds as additional defendants Gary R. Johnson, our Vice President and General Counsel and also the Vice President and General Counsel of Xcel Energy, Richard C. Kelly, our Vice President and Chief Financial Officer and also the Vice President and Chief Financial Officer of Xcel Energy, two former executive officers of NRG (David H. Peterson and Leonard A. Bluhm), one current executive officer of NRG (William T. Pieper) and a former independent director of NRG (Luella G. Goldberg); and it adds claims of false and misleading disclosures (also regarding “round trip” trades and the cross-defaults provisions) under Section 11 of the Securities Act of 1933. On August 15, 2002, a shareholder derivative action was filed in the same court as the class actions described above purportedly on Xcel Energy’s behalf, against Xcel Energy’s directors and certain present and former officers, citing essentially the same circumstances as the class actions and asserting breach of fiduciary duty. Subsequently, two additional derivative actions were filed in the state trial court for Hennepin County, Minnesota, against essentially the same defendants, focusing on alleged wrongful energy trading activities and asserting breach of fiduciary duty for failure to establish and maintain adequate accounting controls, abuse of control and gross mismanagement. In addition, complaints have been filed against Xcel Energy, certain of Xcel Energy’s present and former officers and directors and the members of Xcel Energy’s board of directors in the United States District Court for the District of Colorado under the Employee Retirement Income Security Act by participants in Xcel Energy’s 401(k) plan and employee stock option plan, alleging breach of fiduciary duty in allowing or encouraging purchase, contribution and/or retention of Xcel Energy’s common stock in the plans, and misleading statements and omissions in that regard, and purporting to represent classes from as early as September 23, 1999 forward. Xcel Energy has filed motions to dismiss the claims in each of these matters. None of the motions has yet been ruled upon.

      On February 26, 2003, Fortistar Capital, Inc. and Fortistar Methane, LLC (together, “Fortistar”) filed a $1 billion lawsuit in the Federal District Court for the Northern District of New York against Xcel Energy and five former employees of NRG and NEO Corp., a subsidiary of NRG. In the lawsuit, Fortistar claims that the defendants violated the Racketeer Influenced and Corrupt Organizations Act (“RICO”) and committed fraud by engaging in a pattern of negotiating and executing agreements “they intended not to comply with” and “made false statements later to conceal their fraudulent promises”. The allegations against Xcel Energy are, for the most part, limited to purported activities related to the contract for NRG’s Pike Energy power facility in Mississippi and statements related to an “equity infusion” into NRG by Xcel Energy. The plaintiffs allege damages of some $350 million and also assert entitlement to a trebling of these damages under the provisions of RICO. The present and former NRG and NEO Corp. officers and employees have requested indemnity from NRG and NRG is now examining these requests. Xcel Energy cannot at this time estimate the likelihood of an unfavorable outcome to the defendants in this lawsuit.

      On October 17, 2002, Stone & Webster, Inc. and Shaw Constructors, Inc. filed an action in the United States District Court in Mississippi against Xcel Energy; Wayne H. Brunetti, Chairman, President and Chief Executive Officer of Xcel Energy; Richard C. Kelly, Vice President and Chief Financial Officer of Xcel Energy; and NRG and certain NRG subsidiaries. Plaintiffs allege they had a contract with a single purpose NRG subsidiary for the construction of a power generation facility, which was abandoned before completion but after substantial sums had been spent by plaintiffs. They allege breach of contract, breach of an NRG guarantee, breach of fiduciary duty, tortious interference with contract, detrimental reliance, misrepresentation, conspiracy and aiding and abetting, and seek to impose alter ego liability on defendants other than the contracting NRG subsidiary through piercing the corporate veil. The complaint seeks compensatory damages of at least $130 million plus demobilization and cancellation costs and punitive damages at least treble the compensatory damages.

      If any one or a combination of these cases or other similar claims result in a substantial monetary judgment against Xcel Energy or are settled on unfavorable terms, Xcel Energy’s results of operations and liquidity could be materially adversely affected and it could limit Xcel Energy’s ability to contribute equity or make loans to us or may cause Xcel Energy to seek additional or accelerated funding from us in the form of dividends.

Risks Associated with Our Business

Our electric base rates are subject to a rate freeze through 2005, our profitability depends on our ability to recover costs from our customers and there may be changes in circumstances or in the regulatory environment that impair our ability to do so.

      In connection with the August 2000 merger transaction that formed Xcel Energy, we committed to freeze our regulated electric base rates through 2005, except under certain conditions. Consequently, during this rate freeze period our ability to obtain a rate increase for costs not related to fuel or purchased energy is limited.

      The profitability of our utility operations is dependent on our ability to recover costs related to providing energy and utility services to our customers. Except as limited during the rate freeze period, we believe that the current regulatory environment applicable to our business would permit us to recover the costs of our utility services. However, it is possible that there could be changes in the regulatory environment that would impair our ability to recover costs historically absorbed by our customers. In particular, as a result of the energy crisis in California and the financial troubles at a number of energy companies, including the financial challenges of Xcel Energy and NRG, the regulatory environments in which we operate have received an increased amount of public attention. That attention could result in changes adverse to our ability to so recover our costs.

We are facing increased scrutiny from our state regulators as a result of the financial situation at Xcel Energy and NRG.

      In light of the credit and liquidity events regarding Xcel Energy and NRG, we face enhanced scrutiny from our state regulators. The MPUC has initiated an inquiry into the financial situation at NRG and Xcel Energy and the possible effects on us, including the need to impose any mitigation measures on us. Mitigation measures, if deemed appropriate by the MPUC, could include limitations on our ability to issue equity and debt securities, increased regulation of these securities issuances and additional reporting requirements. As part of the October 22, 2002 order discussed below, the MPUC imposed restrictions on our ability to encumber utility property, provide intercompany loans and the method by which we can calculate our cost of capital in present and future filings before the MPUC. We have received information requests from the MPUC and we have been cooperating with them to provide them the requested information.

      State utility commissions generally possess broad powers to ensure that the needs of the utility customers are being met. To the extent that our state utility commission takes the position that any of our dividends have been funded by any of our financings, including this offering, the regulators may not permit us to recover the related financing costs by passing them through to our customers as costs related to providing energy. We have also committed to insulate our ratepayers from the direct and indirect costs of NRG’s unregulated investments and thus, in seeking cost recovery, we will be required to separate any portion of costs that we experience that are directly or indirectly related to NRG, such as increased credit costs to us.

We are currently the subject of an investigation by the MPUC, and a potential investigation by the SDPUC, of our service quality and as a result we may face remedial or punitive action.

      As discussed above, in August 2002, the MPUC asked for information related to the impact of NRG’s financial circumstances on us. Subsequent to that date, several local Minneapolis newspaper articles alleged concerns about the reporting of service quality data and our overall maintenance practices. In an order dated October 22, 2002, the MPUC directed the Minnesota Department of Commerce and the Office of the Attorney General — Residential Utilities Division to investigate the accuracy of our reliability records and to allow for further review of our maintenance and other service quality measures. In addition, the order requires us to report specified financial information and work with interested parties on various issues to ensure our commitments are fulfilled. The Minnesota Department of Commerce and Office of the Attorney General have begun their investigation. There is no scheduled date for completion of this inquiry. The October 22, 2002 order references our commitment (made at the time of our merger with New Century Energies, Inc. in August 2000 that formed Xcel Energy) to not seek an electric base rate increase until 2006 unless certain exceptions are met. In addition, among other requirements, the order imposes restrictions on our ability to encumber utility property, provide intercompany loans and the method by which we can calculate our cost of capital in present and future filings before the MPUC. On March 10, 2003, the Department of Commerce and the Office of the Attorney General submitted a progress report to the MPUC drafted by the agencies’ auditor. The report documents alleged instances of record keeping inconsistencies and misstatements and concludes it would be nearly impossible to establish the magnitude of misstatements in the record keeping system. We have publicly acknowledged that our record keeping system has deficiencies. In submitting the progress report, the state agencies noted, however, that the total outage duration stated would need to increase by nearly 33 million minutes to violate state-imposed standards. We expect that the state agencies’ auditor will finalize its report soon. If we are found to have violated our service quality obligations, we may be subject to a range of remedial actions, including additional required spending on maintenance, and civil penalties, which could have a material adverse effect on our financial condition and results of operations.

      Moreover, the chair of the SDPUC recently indicated an intention by that commission to open an investigation into service quality issues. In particular, the investigation would focus on our operations in the Sioux Falls area, which has experienced a number of recent power outages. We are working with the SDPUC to provide information and to answer their inquiries regarding service quality in our service territory in South Dakota. No docket has been opened. If a docket is opened and we are found to have violated our service quality obligations, such proceeding could also have a material adverse affect on our financial condition and results of operations.

We are subject to commodity price risk, credit risk and other risks associated with energy markets.

      We engage in wholesale sales and purchases of electric capacity and energy and natural gas, and, accordingly, are also subject to commodity price risk, credit risk and other risks associated with these activities.

      We are exposed to market and credit risks in our generation, retail distribution and energy trading operations. To minimize the risk of market price and volume fluctuations, we enter into physical and financial derivative instrument contracts to hedge purchase and sale commitments, fuel requirements and inventories of natural gas, distillate fuel oil, electricity and coal, and emission allowances. However, physical and financial derivative instrument contracts do not completely eliminate risks, including commodity price changes, market supply shortages, credit risk and interest rate changes. The impact of these variables could result in our inability to fulfill contractual obligations, significantly higher energy or fuel costs relative to corresponding sales contracts or increased interest expense. However, exposure to commodity price risk related to our retail customers is partially mitigated by various fuel clause recovery mechanisms.

      Credit risk includes the risk that counterparties that owe us money or energy will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative arrangements. In that event, our financial results could be adversely affected and we could incur losses.

      We mark our energy trading portfolio to estimated fair market value on a daily basis (mark-to-market accounting), which causes earnings variability. Quoted market prices are utilized in determining the value of electric energy, natural gas and related derivative commodity instruments. For longer-term positions, which are limited to a maximum of eighteen months, and certain short-term positions for which market prices are not available, we utilize models based on forward price curves. These models incorporate estimates and assumptions as to a variety of factors such as pricing relationships between various energy commodities and geographic locations. Actual experience can vary significantly from these estimates and assumptions.

We have received information requests from the United States Environmental Protection Agency regarding New Source Review requirements of the Clean Air Act.

      On November 3, 1999, the United States Department of Justice filed suit against a number of electric utilities for alleged violations of the Clean Air Act’s New Source Review (“NSR”) requirements related to alleged modifications of electric generating stations located in the South and Midwest. Subsequently, the EPA also issued requests for information pursuant to the Clean Air Act to numerous other electric utilities, including Xcel Energy and us, seeking to determine whether these utilities engaged in activities that may have been in violation of the NSR requirements. In 2001, we responded to the EPA’s initial information request related to our plants in Minnesota.

      On May 22, 2002, the EPA issued a follow-up information request to us seeking additional information regarding NSR compliance at our plants in Minnesota. We have completed our response to the follow-up information request. We believe that we acted in full compliance with the Clean Air Act and the NSR requirements. However, if the EPA disagrees and we are unsuccessful in resolving any issues, we may be required to install additional emission control equipment at the facilities at significant cost and pay civil penalties, which could have a material adverse effect on our financial condition and results of operations.

Recession, acts of war or terrorism could negatively impact our business.

      The consequences of a prolonged recession and adverse market conditions may include the continued uncertainty of energy prices and the capital and commodity markets. We cannot predict the impact of any continued economic slowdown or fluctuating energy prices. However, such impact could have a material adverse effect on our financial condition and results of operations.

      The conflict in Iraq and any other military strikes or sustained military campaign may affect our operations in unpredictable ways and may cause changes in the insurance markets, force us to increase security measures and cause disruptions of fuel supplies and markets, particularly with respect to gas and energy. The possibility that infrastructure facilities, such as electric generation, transmission and distribution facilities, would be direct targets of, or indirect casualties of, an act of war may affect our operations. War and the possibility of further war may have an adverse impact on the economy in general. A lower level of economic activity might result in a decline in energy consumption, which may adversely affect our revenues and future growth. Instability in the financial markets as a result of war may also affect our ability to raise capital.

      Further, like other operators of major industrial facilities, our generation plants, fuel storage facilities and transmission and distribution facilities may be targets of terrorist activities that could result in disruption of our ability to produce or distribute some portion of our energy products. Any such disruption could result in a significant decrease in revenues and significant additional costs to repair and insure our assets, which could have a material adverse impact on our financial condition and results of operation. In addition, these facilities constitute collateral for the first mortgage bonds. See “Description of the First Mortgage Bonds” in the accompanying prospectus. Damage or destruction of such facilities could adversely affect the value of the collateral.

We are subject to the risks of nuclear generation.

      Our two nuclear stations, Prairie Island and Monticello, subject us to the risks of nuclear generation, which include:

•	the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities, the storage, handling and disposal of radioactive materials and the current lack of a long-term disposal solution for radioactive materials;

•	limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; and

•	uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

      The Nuclear Regulatory Commission has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the Nuclear Regulatory Commission has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the Nuclear Regulatory Commission could necessitate substantial capital expenditures at our nuclear plants. In addition, although we have no reason to anticipate a serious nuclear incident, if an incident did occur, it could have a material adverse effect on our results of operations or financial condition and the value of the collateral. Furthermore, the non-compliance of other nuclear facilities operators with applicable regulations or the occurrence of a serious nuclear incident at other facilities could result in increased regulation of the industry as a whole, which could then increase our compliance costs and impact the results of operations of our facilities.

Increased competition resulting from restructuring efforts could have a significant financial impact on us and consequently decrease our revenue.

      Retail competition and the unbundling of regulated energy and gas service could have a significant financial impact on us due to an impairment of assets, a loss of retail customers, lower profit margins and/or increased costs of capital. The restructuring may have a significant impact on our financial position, results of operations and cash flows. We cannot predict when we will be subject to changes in legislation or regulation, nor can we predict the impact of these changes on our financial position, results of operations or cash flows. We believe that the prices we charge for electricity and gas and the quality and reliability of our service currently place us in a position to compete effectively in the energy market.

Our operating results may fluctuate on a seasonal and quarterly basis and can be adversely affected by milder weather.

      Our electric and gas utility business are seasonal businesses and weather patterns can have a material impact on our operating performance. Demand for electricity is often greater in the summer and winter months associated with cooling and heating. Because natural gas is heavily used for residential and commercial heating, the demand for this product depends heavily upon weather patterns throughout our service territory and a significant amount of natural gas revenues are recognized in the first and fourth quarters related to the heating season. Accordingly, our operations have historically generated less revenues and income when weather conditions are milder in the winter and cooler in the summer. We expect that unusually mild winters and summers in the future will have an adverse effect on our financial condition and results of operations.

Risks Related to the First Mortgage Bonds

Any lowering of the credit ratings on the first mortgage bonds would likely reduce their value.

      As described above under the caption “Risk Factors — Risks Related to Our Relationship to Xcel Energy and NRG”, our credit ratings were lowered in 2002 and could be further lowered in the future.

Any lowering of the credit rating on our first mortgage bonds would likely reduce the value of the first mortgage bonds offered hereby.

The first mortgage bonds have no prior public market and we cannot assure you that any public market will develop or be sustained after the offering.

      Each series of first mortgage bonds will constitute a new issue of securities without an established trading market. We have been advised by the underwriters that they currently intend to make a market in both series of first mortgage bonds, but they have no obligation to do so and may discontinue market making at any time for either or both series without providing notice. There can be no assurance that a market for either or both series of the first mortgage bonds will develop or, if it does develop, that it will continue. If an active public market does not develop, the market price and liquidity of the first mortgage bonds may be adversely affected. Furthermore, we do not intend to apply for listing of the first mortgage bonds on any securities exchange or automated quotation system.

Risks Associated with Our Former Accountant, Arthur Andersen LLP

Your ability to recover from our former independent certified public accountant, Arthur Andersen LLP, is limited.

      On March 27, 2002, we appointed Deloitte & Touche LLP to be our independent certified public accountant. Our former independent certified public accountant, Arthur Andersen LLP, was convicted on federal obstruction of justice charges arising from the federal government’s investigation of Enron Corp. In light of the conviction, Arthur Andersen ceased practicing before the SEC on August 31, 2002. Arthur Andersen was the auditor of our consolidated financial statements and related schedules as of December 31, 2001 and December 31, 2000 incorporated herein by reference and has not consented to the incorporation by reference of their auditor’s report with respect to such financial statements in the prospectus to which this prospectus supplement relates. Events arising out of the indictment and conviction materially and adversely affect the ability of Arthur Andersen to satisfy any claims arising from the provision of auditing services to us, including claims that may arise out of Arthur Andersen’s audit of financial statements included in this prospectus. We have not had a reaudit of our financial statements as of and for the years ended December 31, 2001 and December 31, 2000.

USE OF PROCEEDS

      We estimate that our proceeds from the sale of the first mortgage bonds, less underwriting discounts and estimated costs, will be approximately $          . We intend to use the net proceeds from the sale of the first mortgage bonds offered hereby to refinance $200 million of our 7 7/8% junior subordinated debentures held by our subsidiary trust, which we redeemed on July 31, 2003, $100 million of our 5 7/8% first mortgage bonds due March 1, 2003 and $80 million of our 6 3/8% first mortgage bonds due April 1, 2003 as follows:

(1)	$200 million will be used to repay short-term indebtedness owed to our parent, Xcel Energy, that we incurred in connection with the redemption of our 7 7/8% junior subordinated debentures;

(2)	approximately $115 million will be used to repay short-term indebtedness, including short-term indebtedness under our $275 million 364-day credit facility, incurred to repay at maturity our 5 7/8% first mortgage bonds and our 6 3/8% first mortgage bonds; and

(3)	the remainder will be used to replace cash temporarily used to finance the purchase of our junior subordinated debentures and first mortgage bonds.

Affiliates of each of the underwriters are lenders under our 364-day credit facility and, upon application of the proceeds from the offering of the first mortgage bonds, will receive their proportionate share of the amounts repaid.

RATIO OF CONSOLIDATED EARNINGS TO
CONSOLIDATED FIXED CHARGES

	Three
	Months
	Ended	Year Ended December 31,
	March 31,
	2003	2002	2001	2000	1999	1998

Ratio of Earnings to Fixed Charges	2.8	3.5	4.0	2.4	3.0	4.0

      For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of income from continuing operations plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits and less undistributed equity in earnings of unconsolidated investees, and (2) fixed charges consist of interest on long-term debt, other interest charges and amortization of debt discount, premium and expense.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2003. You should read the information in this table together with the detailed information and financial statements appearing in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and with “Selected Consolidated Financial Data” included elsewhere in this prospectus supplement.

	As of March 31, 2003

	(Thousands of Dollars)	(% of Capitalization)
Short-term debt, including current maturities	$118,782	3.2%
Long-term debt	1,570,112	42.7%

Total debt	1,688,894	45.9%
Mandatorily redeemable preferred securities of subsidiary trust(1)	200,000	5.4%
Common stockholders’ equity	1,791,906	48.7%

Total capitalization	$3,680,800	100.0%

(1)	On July 31, 2003, we redeemed all mandatorily redeemable preferred securities of our subsidiary trust by repaying our 7 7/8% junior subordinated debentures.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data as of December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements and the related notes. The consolidated financial data as of March 31, 2003 and 2002 have been derived from our unaudited financial statements. The information set forth below should be read together with “Management’s Discussion and Analysis”, our audited and unaudited consolidated financial statements and related notes and other information contained in our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the period ended March 31, 2003, which we incorporate by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus. The historical financial information may not be indicative of our future performance.

	Three months ended
	March 31,		Year ended December 31,

	2003	2002	2002	2001	2000

	(Thousands of Dollars, except ratios)
Consolidated Income Statement Data:
Operating revenue(1)	$927,755	$735,251	$2,883,119	$3,248,495	$3,000,483
Operating expense(1)	824,840	667,881	2,485,135	2,810,711	2,648,958

Operating income	102,915	67,370	397,984	437,784	351,525

Other income (expense) — net	3,020	8,664	25,069	3,713	(5,725)
Interest charges and financing costs	35,912	21,513	114,690	100,900	142,385
Income taxes	25,572	21,488	108,141	132,732	92,191

Net income	$44,451	$33,033	$200,222	$207,865	$111,224

	March 31,	December 31,

	2003	2002	2001

	(Thousands of Dollars)
Consolidated Balance Sheet Data:
Current assets	$803,778	$902,904	$610,964
Net property, plant and equipment	4,392,058	3,719,947	3,748,757
Other assets	1,379,129	1,188,174	1,097,308

Total assets	$6,574,965	$5,811,025	$5,457,029

Current portion of long-term debt	118,715	226,462	153,134
Short-term debt	67	69	381,184
Other current liabilities	630,909	615,498	567,307

Total current liabilities	$749,691	$842,029	$1,101,625

Deferred credits and other liabilities	2,263,256	1,398,030	1,382,025
Long-term debt	1,570,112	1,569,938	1,039,220
Mandatorily redeemable preferred securities of subsidiary trust(2)	200,000	200,000	200,000
Common stockholder’s equity	1,791,906	1,801,028	1,734,159

Total liabilities and equity	$6,574,965	$5,811,025	$5,457,029

(1)	In June 2002, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a partial consensus on Issue No. 02-03 “Recognition and Reporting of Gains and Losses on Energy Trading Contracts under EITF Issue No. 98-10, ‘Accounting for Contracts Involved in Energy Trading and Risk Management Activities”’. The EITF concluded that all gains and losses related to energy trading activities within the scope of EITF No. 98-10 (whether or not settled physically) must be shown net in the statement of income, effective for periods ending after July 15, 2002. In the consolidated income statement data table above, electric and gas trading revenue and electric and gas trading expense for the three months ended March 31, 2002 (unaudited) and the years ended December 31, 2002, 2001 and 2000 (audited) are reflected on a net basis. The implementation of EITF 02-03 had no impact on operating income or net income reported for any of the periods presented.

(2)	On July 31, 2003, we redeemed all mandatorily redeemable preferred securities of our subsidiary trust by repaying our 7 7/8% junior subordinated debentures.

CRITICAL ACCOUNTING POLICIES

      You should consider the financial and other information contained in our audited and unaudited consolidated financial statements and related notes, “Management’s Discussion and Analysis” and other financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the period ended March 31, 2003, which we incorporate by reference in the prospectus supplement and the accompanying prospectus, before making a decision to purchase the first mortgage bonds.

      Preparation of financial statements and related disclosures in compliance with generally accepted accounting principles (“GAAP”) requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates. This application necessarily involves judgments regarding future events, including legal and regulatory challenges and anticipated recovery of costs. These judgments, in and of themselves, could materially impact the financial statements and disclosures based on varying assumptions, which may be appropriate to use. In addition, the financial and operating environment may have a significant effect, not only on the operation of the business, but also on the results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies have not changed. The following is a list of accounting policies that are most significant to the portrayal of our financial condition and results and that require management’s most difficult, subjective or complex judgments. Each of these has a higher likelihood of resulting in materially different reported amounts under different conditions or when using different assumptions.

Accounting Policy	Judgments/Uncertainties Affecting Application

Regulatory Mechanisms and
Cost Recovery	• External regulatory decisions, requirements and regulatory environment
• Anticipated future regulatory decisions and their impact
• Impact of deregulation and competition on ratemaking process and ability to recover costs

Nuclear Plant Decommissioning
and Cost Recovery	• Cost of future decommissioning
• Availability of facilities for waste disposal
• Approved methods for waste disposal
• Useful lives of nuclear power plants
• Future recovery of plant investment and decommissioning costs

Income Tax Reserves	• Application of tax statutes and regulations to transactions
• Anticipated future decisions of tax authorities
• Ability of tax authority decisions/positions to withstand legal challenges and appeals
• Ability to realize tax benefits through carrybacks to prior periods or carryovers to future periods

Environmental Issues	• Approved methods for cleanup
• Responsible party determination
• Governmental regulations and standards
• Results of ongoing research and development regarding environmental impacts

Benefit Plan Accounting	• Future rate of return on pension and other plan assets, including impacts of changes to investment portfolio composition
• Interest rates used in valuing benefit obligation
• Actuarial period selected to recognize deferred investment gains and losses

      These policies are discussed in the Notes to Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

	Three months ended		Year ended
	March 31,		December 31,

	2003	2002	2002	2001

	(Thousands of Dollars)
Net cash provided by operating activities	$119,222	$162,578	$651,087	$562,764

      Net cash provided by operating activities decreased by $43 million, or 26.7%, for the first three months of 2003, compared with the first three months of 2002. The change was largely due to decreased working capital offset by higher net income, depreciation and deferred income tax. Net cash provided by operating activities increased by $88 million, or 15.7%, for the year ended December 31, 2002, compared with the year ended December 31, 2001. The change was largely due to changes in working capital.

	Three months ended		Year ended
	March 31,		December 31,

	2003	2002	2002	2001

	(Thousands of Dollars)
Net cash used in investing activities	$(98,599)	$(90,592)	$(452,983)	$(539,956)

      Net cash used in investing activities increased by $8 million, or 8.8%, for the first three months of 2003, compared with the first three months of 2002. During the first three months of 2002, we recognized proceeds from the sale of property by our subsidiary, First Midwest Auto Park, Inc. Net cash used in investing activities decreased by $87 million, or 16.1%, for the year ended December 31, 2002, compared with the year ended December 31, 2001. The change was primarily due to a decrease in utility capital/construction expenditures.

	Three months ended		Year ended
	March 31,		December 31,

	2003	2002	2002	2001

	(Thousands of Dollars)
Net cash provided by (used in) financing activities	$(160,072)	$(49,752)	$95,065	$(17,555)

      Net cash provided by (used in) financing activities decreased by $110 million, or 221.7%, for the first three months of 2003, compared with the first three months of 2002. The change is largely due to our repayment of long-term debt in 2003. Net cash provided by (used in) financing activities increased by $113 million for the year ended December 31, 2002, compared with the year ended December 31, 2001. The change was due to higher net proceeds from financing activities, largely from the issuance of long-term debt, less decreased payments on short term borrowings.

Capital Requirements

      Capital Expenditures. The estimated cost as of December 31, 2002 of our capital expenditure programs and other capital requirements for the years 2003, 2004 and 2005 are shown in the table below.

	2003	2004	2005

	(Thousands of Dollars)
Total capital expenditures	$342,327	$464,845	$448,813
Sinking funds and debt maturities	226,462	4,473	74,664

Total capital requirements	$568,789	$469,318	$523,477

      The capital expenditure forecast for 2004 includes new steam generators at our Prairie Island nuclear plant. The capital expenditure forecast also includes the early stages of the costs related to modifications to reduce the emissions of our generating plants located in the Minneapolis and St. Paul metropolitan area. This project is expected to cost approximately $1.1 billion with major construction starting in 2005 and finishing in 2009.

      Our capital expenditure programs are subject to continuing review and modification. Actual utility construction expenditures may vary from the estimates due to changes in electric and natural gas projected load growth, the desired reserve margin and the availability of purchased power, as well as alternative plans for meeting long-term energy needs. In addition, our need to comply with future requirements to install emission-control equipment may impact actual capital requirements.

      Contractual Obligations and Other Commitments. We have a variety of contractual obligations and other commercial commitments that represent prospective requirements in addition to our capital expenditure programs. The following is a summarized table of contractual obligations as of March 31, 2003.

	Payments Due by Period

		Less than	1-3	4-5	After 5
Contractual Obligations	Total	1 Year	Years	Years	Years

	(Thousands of Dollars)
Long-term debt	$1,697,540	$118,715	$91,475	$5,201	$1,482,149
Operating leases	131,036	21,491	39,338	38,179	32,028
Unconditional purchase obligations(1)	2,547,692	383,860	513,234	316,458	1,334,140
Other long-term obligations(2)	217,920	4,372	13,117	431	200,000
Short-term debt	67	67	—	—	—

Total contractual cash obligations	$4,594,255	$528,505	$657,164	$360,269	$3,048,317

(1)	Based on current commodity prices for index-priced commitments.

(2)	On July 31, 2003, we redeemed all mandatorily redeemable preferred securities of our subsidiary trust by repaying our 7 7/8% junior subordinated debentures.

Dividend Policy

      Historically we have paid quarterly dividends to Xcel Energy. In 2001, 2002 and the first six months of 2003, we have paid dividends to Xcel Energy of $167 million, $196 million and $106 million, respectively. The amount of dividends that we pay is dictated to some extent by the needs of Xcel Energy. The amount of dividends that we can pay is limited to some extent by the Trust Indenture dated February 1, 1937, as supplemented, from us to BNY Midwest Trust Company, as successor trustee, and other borrowing arrangements, as well as by PUHCA and our MPUC-approved capital structure order. As of June 30, 2003, we could have paid an additional $944 million in dividends under our Trust Indenture.

Capital Sources

      We expect to meet future financing requirements by periodically issuing long-term debt, short-term debt and common equity to maintain desired capitalization ratios. As a result of being a subsidiary of a registered holding company under PUHCA, we are required to maintain a common equity ratio of 30% or higher in our consolidated capital structure. Our current financing authority from the MPUC also requires us to maintain a common equity ratio of between 43.74% and 53.46%. For these purposes, our common equity at June 30, 2003 was 48.1% of our total capitalization. To the extent Xcel Energy experiences constraints on available capital sources, it may limit its equity contributions to us.

Short-Term Funding Sources

      We use a number of sources to fulfill short-term funding needs. Primary among these is operating cash flow, but also included are short-term borrowing arrangements such as notes payable and bank lines of credit. The amount and timing of short-term funding needs depend in large part on financing needs for utility construction expenditures and the nuclear decommissioning fund, as discussed previously under “— Capital Requirements”.

      Operating cash flow as a source of short-term funding is reasonably likely to be affected by such operating factors as weather; regulatory requirements including rate recovery of costs, environmental regulation compliance and industry deregulation; changes in the trends for energy prices and supply; as well as operational uncertainties that are difficult to predict.

      Short-term borrowing as a source of short-term funding is affected by access to the capital markets on reasonable terms. Our access varies based on financial performance and existing debt levels. If current debt levels are perceived to be at or higher than standard industry levels or those levels that can be sustained by current operating performance, access to reasonable short-term borrowings could be limited. These factors are evaluated by credit rating agencies that review Xcel Energy and its subsidiary operations on an ongoing basis.

      Our cost of capital and access to capital markets for both long-term and short-term funding are dependent in part on credit rating agency reviews. As discussed above under the caption “Risk Factors — Risks Related to Our Relationship to Xcel Energy and NRG”, our credit ratings were lowered in 2002, and could be further lowered in the future, reflecting pressure on our credit profile resulting from NRG’s financial position.

      As of June 30, 2003, we had cash and cash equivalents of approximately $42 million. We also recently entered into a $275 million 364-day revolving credit facility to replace our facility that was to expire. The new revolving credit facility is secured by a series of our first mortgage bonds. As of June 30, 2003, we had $120 million available under this new revolving credit facility.

SUPPLEMENTAL DESCRIPTION OF THE FIRST MORTGAGE BONDS

      Please read the following information concerning the first mortgage bonds in conjunction with the statements under “Description of the First Mortgage Bonds” in the accompanying prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the Trust Indenture dated February 1, 1937, as supplemented and restated (the “Mortgage Indenture”), from us to BNY Midwest Trust Company, as successor trustee (the “Mortgage Trustee”), and the Supplemental Trust Indenture dated August 1, 2003 relating to the first mortgage bonds being offered by this prospectus supplement. The Mortgage Indenture, as supplemented and restated, is described in the accompanying prospectus and is filed as an exhibit to the registration statement under which the first mortgage bonds are being offered and sold. As of June 30, 2003, there were 15 series of first mortgage bonds in an aggregate principal amount of $1.429 billion outstanding under the Mortgage Indenture.

General

      We will offer $                    of           % First Mortgage Bonds, Series due August             as a series of first mortgage bonds under the Mortgage Indenture. The entire principal amount of such series of first mortgage bonds will mature and become due and payable, together with any accrued and unpaid interest thereon, on August             .

      We will offer $                    of           % First Mortgage Bonds, Series due August             as a series of first mortgage bonds under the Mortgage Indenture. The entire principal amount of such series of first mortgage bonds will mature and become due and payable, together with any accrued and unpaid interest thereon, on August             .

Interest Payments

      Each first mortgage bond will bear interest at the respective annual rate set forth on the cover page of this prospectus supplement for the applicable series from August   , 2003, payable semi-annually on February   and August   , beginning February   , 2004, to the person in whose name the first mortgage bond is registered at the close of business on the January   or July   immediately preceding such February   and August   . So long as the first mortgage bonds are in book-entry only form, we will wire any payments of principal, interest and premium to the Depository (as defined in the accompanying prospectus under the caption “Description of the First Mortgage Bonds”) or its nominee. See “Book-Entry System” in the accompanying prospectus for a discussion of the procedures for payment to the beneficial owners. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months.

Optional Redemption

      We may redeem either or both series of first mortgage bonds at any time, in whole or in part, at a “make whole” redemption price equal to the greater of (1) the principal amount of first mortgage bonds of the particular series being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the first mortgage bonds of the particular series being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus            basis points, in the case of the series due August             , and            basis points, in the case of the series due August             , plus in each case accrued interest to the redemption date. We may redeem one series of first mortgage bonds without redeeming the other series.

      “Treasury Yield” means, for any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Term, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Yield will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Yield will be calculated on the third business day preceding the date fixed for redemption.

      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (the “Remaining Term”) of the applicable series of first mortgage bonds that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the applicable series of first mortgage bonds.

      “Comparable Treasury Price” means (1) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for the redemption date, or (2) if the Mortgage Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all of the quotations.

      “Independent Investment Banker” means Barclays Capital Inc. or J.P. Morgan Securities Inc. or their successors or, if such firms or their successors are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Mortgage Trustee after consultation with us.

      “Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

      “Reference Treasury Dealer” means (1) Barclays Capital Inc. or J.P. Morgan Securities Inc. and any other primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”) designated by, and not affiliated with, Barclays Capital Inc., J.P. Morgan Securities Inc. and their respective successors, provided, however, that if Barclays Capital Inc. or J.P. Morgan Securities Inc. or any of their designees ceases to be a Primary Treasury Dealer, we will appoint another Primary Treasury Dealer as a substitute and (2) any other Primary Treasury Dealers selected by us after consultation with the Independent Investment Banker.

      If we elect to redeem less than all of the first mortgage bonds of a series, the Mortgage Trustee will select, in such manner as it deems fair and appropriate, the particular first mortgage bonds of that series or portions of them to be redeemed. Notice of redemption will be given by mail not less than 30 days prior to the date fixed for redemption to the holders of first mortgage bonds to be redeemed (which, as long as the first mortgage bonds are held in the book-entry only system, will be the Depository, its nominee or a successor depository). On and after the date fixed for redemption (unless we default in the payment of the redemption price and interest accrued thereon to such date), interest on the first mortgage bonds or the portions of them so called for redemption will cease to accrue.

Sinking Fund

      The first mortgage bonds do not provide for any sinking fund.

Form and Denomination

      Each series of the first mortgage bonds is available for purchase in denominations of $1,000 and integral multiples thereof.

Book-Entry System

      Each series of the first mortgage bonds will be issued as one or more global securities in the name of the Depository or a nominee of the Depository and will be available only in book-entry form. See “Book-Entry System” in the accompanying prospectus. So long as DTC (as defined in the accompanying prospectus under the caption “Description of the First Mortgage Bonds”) or its nominee is the registered holder of any global securities, DTC or such nominee, as the case may be, will be considered the sole legal owner of such securities for all purposes under the Mortgage Indenture and such series of first mortgage bonds. Except as set forth below, owners of beneficial interests in global securities will not be entitled to have such global securities registered in their names, will not receive or be entitled to receive physical delivery in exchange therefor and will not be considered to be owners or holders of such global securities for any purpose under such series of first mortgage bonds or the Mortgage Indenture.

      The global securities will be exchangeable for corresponding certificated securities registered in the name of persons other than DTC or its nominee only if (1) DTC (a) notifies us that it is unwilling or unable to continue as depository for any of the global securities or (b) at any time ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, (2) there shall have occurred and be continuing an event of default with respect to the applicable series of first mortgage bonds or (3) we execute and deliver to the Mortgage Trustee an order that the global securities will be so exchangeable.

Events of Default

      See “Description of the First Mortgage Bonds — Defaults” in the accompanying prospectus.

Governing Law

      The Mortgage Indenture and the first mortgage bonds will be governed by and construed in accordance with the laws of the State of Minnesota.

UNDERWRITING

      Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the respective principal amounts of first mortgage bonds set forth opposite its name below:

	Principal	Principal
	Amount of First	Amount of First
	Mortgage Bonds,	Mortgage Bonds,
	Series due	Series due
Underwriters	August	August

Barclays Capital Inc.	$	$
J.P. Morgan Securities Inc.
Wells Fargo Brokerage Services, LLC
Banc One Capital Markets, Inc.
Credit Suisse First Boston LLC

Total	$	$

      The underwriting agreement provides that the obligations of the several underwriters to purchase the first mortgage bonds offered by this prospectus supplement are subject to the approval of specified legal matters by their counsel and several other specified conditions. If any of the first mortgage bonds are purchased by the underwriters pursuant to the underwriting agreement, then all of the first mortgage bonds offered by this prospectus supplement must be purchased.

      The underwriters have advised us that they propose to offer each series of first mortgage bonds offered by this prospectus supplement to the public at the initial public offering price set forth on the cover of this prospectus supplement for the applicable series, and, in part, to certain securities dealers at such price less a concession not in excess of           % of the principal amount of the first mortgage bonds, in the case of the series due August                     , and        % of the principal amount of the first mortgage bonds, in the case of the series due August                     . The underwriters may allow, and such dealers may reallow, a concession not in excess of           % of the principal amount of the first mortgage bonds, in the case of the series due August                     , and        % of the principal amount of the first mortgage bonds, in the case of the series due August                     , on sales to certain other brokers and dealers. After the initial offering of the first mortgage bonds, the underwriters may change the offering price and the other selling terms.

      The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering of first mortgage bonds (expressed as a percentage of the principal amount of the applicable series of first mortgage bonds):

Paid by
the
Company

Per First Mortgage Bond, Series due August		%
Per First Mortgage Bonds, Series due August		%

      We estimate that the total expenses of this offering will be $1.2 million. Prior to the offering, there has been no public market for the first mortgage bonds.

      The underwriters have informed us that they may make a market in both series of first mortgage bonds from time to time. The underwriters are not obligated to do this, and they may discontinue this market making for either or both series of first mortgage bonds at any time without notice. Therefore, no assurance can be given concerning the liquidity of the trading market for the first mortgage bonds or that an active market will develop. We do not intend to apply for the first mortgage bonds to be listed on any national securities exchange or national securities quotation system.

      In connection with the offering of the first mortgage bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the first mortgage bonds. Specifically, the underwriters may overallot in connection with the offering of the first mortgage bonds, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, first mortgage bonds in the open market to cover syndicate short positions or to stabilize the price of the first mortgage bonds. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the first mortgage bonds in the offering of the first mortgage bonds, if the syndicate repurchases previously distributed first mortgage bonds in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the first mortgage bonds above independent market levels. The underwriters are not required to engage in any of these activities and may end any of them at any time.

      We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

      It is expected that delivery of the first mortgage bonds will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which is the fourth business day following the date hereof (such settlement cycle being referred to as “T+4”). Under Rule 15(c)6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the first mortgage bonds on the date of this prospectus supplement will be required, by virtue of the fact that the first mortgage bonds initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the first mortgage bonds who wish to trade the first mortgage bonds on the date of this prospectus supplement should consult their own advisors.

      Barclays Capital Inc. (“Barclays Capital”) and J.P. Morgan Securities Inc. (“JPMorgan”) will make the first mortgage bonds available for distribution on the Internet through a proprietary Web site and/or a third party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Barclays Capital and JPMorgan and their respective customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from Barclays Capital or JPMorgan based on transactions Barclays Capital or JPMorgan conducts through the system. Barclays Capital and JPMorgan will make the first mortgage bonds available to their respective customers through Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

      Affiliates of each of the underwriters of this offering, are lenders under our 364-day credit facility and will receive a portion of the amounts repaid under our 364-day credit facility utilizing a portion of the proceeds of this offering. Accordingly, this offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in other investment banking or commercial banking transactions with us and our affiliates.

PROSPECTUS

$415,000,000

Northern States Power Company

414 Nicollet Mall
Minneapolis, Minnesota 55401
(612) 330-5500

FIRST MORTGAGE BONDS

DEBT SECURITIES

      We may offer, from time to time, up to $415,000,000 aggregate principal amount of our secured first mortgage bonds or unsecured debt securities. We may sell our first mortgage bonds or debt securities in one or more series (1) through underwriters or dealers, (2) directly to a limited number of institutional purchasers, or (3) through agents. See “Plan of Distribution”. The particular type of security being sold as well as the amount and terms of the sale of a series of our first mortgage bonds or debt securities will be determined at the time of sale and included in a prospectus supplement that will accompany this prospectus. You should read this prospectus and any supplement carefully before you invest. We cannot sell any of these first mortgage bonds or debt securities unless this prospectus is accompanied by a prospectus supplement. That prospectus supplement will include if applicable:

•	the names of any underwriters, dealers or agents involved in the distribution of that series of first mortgage bonds or debt securities;

•	any applicable commissions or discounts and the net proceeds to us from that sale;

•	the aggregate principal amount and offering price of that series of the first mortgage bonds or debt securities;

•	the rate or rates (or method of calculation) of interest;

•	the time or times and place of payment of interest;

•	the maturity date or dates; and

•	any redemption terms or other specific terms of that series of first mortgage bonds or debt securities.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 8, 2003.

      You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

ABOUT THIS PROSPECTUS	1
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
WHERE YOU CAN FIND MORE INFORMATION	2
OUR COMPANY	2
USE OF PROCEEDS	3
RATIO OF CONSOLIDATED EARNINGS TO CONSOLIDATED FIXED CHARGES	3
DESCRIPTION OF THE FIRST MORTGAGE BONDS	3
DESCRIPTION OF SENIOR UNSECURED DEBT SECURITIES	11
BOOK-ENTRY SYSTEM	16
PLAN OF DISTRIBUTION	17
LEGAL OPINIONS	18
EXPERTS	18

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $415,000,000.

      This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. The registration statement we filed with the SEC includes exhibits that provide more detail on descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement together with additional information described under the caption “Where You Can Find More Information”.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute “forward-looking statements”. When we use words like “believes”, “expects”, “anticipates”, “intends”, “plans”, “estimates”, “may”, “should”, or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•	general economic conditions, including their impact on capital expenditures;

•	our ability, and that of our affiliates, to access the capital markets and obtain credit on favorable terms;

•	actions of credit rating agencies;

•	business conditions in the energy industry, retail and wholesale;

•	competitive factors;

•	unusual weather;

•	effects of geopolitical events, including war and acts of terrorism;

•	changes in federal or state law, and decisions of regulatory commissions;

•	changes in accounting principles;

•	risk factors discussed under “Risk Factors” in any prospectus supplement relating to the first mortgage bonds or debt securities being offered by this prospectus; and

•	the other risk factors listed from time to time by us in reports filed with the SEC.

      You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under “Business”, “Management’s Discussion and Analysis” and “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2002, and other documents on file with the SEC. You may obtain copies of these documents as described under the caption “Where You Can Find More Information”.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

      We are “incorporating by reference” the documents that we have filed with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made after the date of the registration statement of which this prospectus is a part with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on February 26, 2003; and

•	Our Current Report on Form 8-K filed with the SEC on March 25, 2003.

      We are not required to, and do not, provide annual reports to holders of our first mortgage bonds or debt securities unless specifically requested by a holder.

      This prospectus is part of a registration statement we have filed with the SEC relating to our securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are also available at the SEC’s Public Reference Room or through its Internet site.

      You may also obtain a copy of our filings with the SEC at no cost by writing to or telephoning us at the following address:

Attn:	Corporate Secretary

Northern States Power Company
414 Nicollet Mall
Minneapolis, Minnesota 55401
(612) 330-5500

OUR COMPANY

      We were incorporated in 2000 under the laws of the State of Minnesota. We are an operating utility engaged in the generation, transmission and distribution of electricity and the transportation, storage and distribution of natural gas. We provide generation, transmission and distribution of electricity in Minnesota, North Dakota and South Dakota. We also purchase, distribute and sell natural gas to retail customers and transport customer-owned gas in Minnesota, North Dakota and South Dakota. We provide retail electric utility service to approximately 1.3 million customers and gas utility service to approximately 430,000 customers.

      We are a wholly-owned subsidiary of Xcel Energy Inc., a registered holding company under the Public Utility Holding Company Act of 1935. Among Xcel Energy’s other subsidiaries are Public Service Company of Colorado, a Colorado corporation, Southwestern Public Service Company, a New Mexico corporation, Northern States Power Company, a Wisconsin corporation, and NRG Energy, Inc., a Delaware corporation (“NRG”). As a result of an exchange of shares of Xcel Energy for publicly held shares of NRG in 2002, NRG is now an indirect wholly-owned subsidiary of Xcel Energy. NRG is a global energy company, primarily engaged in the ownership and operation of power generation facilities and the sale of energy, capacity and related products. NRG is facing extreme financial difficulty and may seek protection under the bankruptcy laws.

      Our principal executive offices are located at 414 Nicollet Mall, Minneapolis, Minnesota 55401 and our telephone number is (612) 330-5500.

USE OF PROCEEDS

      Unless otherwise indicated in a prospectus supplement relating to the issue of a particular series of first mortgage bonds or debt securities, we intend to use the net proceeds from the sale of the first mortgage bonds or debt securities offered hereby for general corporate purposes, including capital expenditures, repayment of short-term debt and refunding of long-term debt on maturity or otherwise. Our short-term debt aggregated approximately $69,000 as of December 31, 2002. The specific allocation of the proceeds of a particular series of first mortgage bonds or debt securities will be described in the prospectus supplement relating to that series.

RATIO OF CONSOLIDATED EARNINGS TO
CONSOLIDATED FIXED CHARGES

	Twelve Months Ended December 31,

	1998	1999	2000	2001	2002

Ratio of consolidated earnings to consolidated fixed charges	4.0	3.0	2.4	4.0	3.5

      For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of income from continuing operations plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits and less undistributed equity in earnings of unconsolidated investees; and (2) fixed charges consist of interest on long-term debt, other interest charges and amortization of debt discount, premium and expense.

DESCRIPTION OF THE FIRST MORTGAGE BONDS

      The description below contains summaries of selected provisions of the indenture, including supplemental indentures, under which the first mortgage bonds will be issued. These summaries are not complete. The indenture and the form of supplemental indenture applicable to the first mortgage bonds have been filed as exhibits to the registration statement. You should read them for provisions that may be important to you. In the summaries below, we have included references to section numbers of the applicable indenture or supplemental indenture so that you can easily locate these provisions.

      We are not required to issue future issues of indebtedness under the indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness.

      The first mortgage bonds will be represented either by global securities registered in the name of The Depository Trust Company (“DTC”), as depository (“Depository”), or its nominee, or by securities in certificate form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the heading “Book-Entry System” in this prospectus.

General

      The first mortgage bonds will be issued in one or more new series under the Trust Indenture dated February 1, 1937 (the “1937 Indenture”) as previously supplemented by 52 supplemental trust indentures, a Supplemental and Restated Trust Indenture dated May 1, 1988 (the “Restated Indenture”) and a new supplemental indenture for the first mortgage bonds (the “New Supplemental Indenture”), all from us to BNY Midwest Trust Company, as successor trustee (the “Mortgage Trustee”). The 1937 Indenture, as supplemented by the supplemental indentures, the Restated Indenture and the New Supplemental

Indenture are referred to in this prospectus collectively as the “Mortgage Indenture.” As of December 31, 2002, there were 16 series of first mortgage bonds in an aggregate principal amount of $1.334 billion outstanding under the Mortgage Indenture.

      The Restated Indenture amends and restates the 1937 Indenture and the supplemental indentures. The Restated Indenture will become effective on the date that all first mortgage bonds of each series issued under the Mortgage Indenture prior to May 1, 1988 have been retired through payment or redemption, including those first mortgage bonds “deemed to be paid” within the meaning of that term as used in Article XVII of the 1937 Indenture or, except as described below, the holders of the requisite principal amount of the outstanding first mortgage bonds consent to the amendments contained in the Restated Indenture. Holders of the first mortgage bonds being issued pursuant to this prospectus and of each other series of first mortgage bonds issued under the Mortgage Indenture after May 1, 1988 will be bound by the amendments contained in the Restated Indenture when they become effective and operative. Unless the consent of the holders of first mortgage bonds of each series issued prior to May 1, 1988 is obtained or such first mortgage bonds are retired prior to their maturity, we presently expect the Restated Indenture to become effective no earlier than March 1, 2011.

      The holders of the outstanding first mortgage bonds do not, and, unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, the holders of any first mortgage bonds offered by this prospectus will not, have the right to require us to repurchase the first mortgage bonds if we become involved in a highly leveraged or change in control transaction. The Mortgage Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions. However, holders of first mortgage bonds would have the security afforded by the first mortgage lien on substantially all our property as described below under the caption “Security for the First Mortgage Bonds”. In addition, any change in control transaction and any incurrence of substantial additional indebtedness, as first mortgage bonds, debt securities or otherwise, by us in a transaction of that nature would require approval of state utility regulatory authorities and, possibly, of federal utility regulatory authorities. Management believes that these approvals would be unlikely in any transaction that would result in us, or our successor, having a highly leveraged capital structure.

      When we offer to sell a particular series of first mortgage bonds, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

•	the title of the series;

•	any limit on the aggregate principal amount of the series;

•	the price at which the series will be issued;

•	the date of maturity of that series;

•	the date or dates on which we will pay the principal of that series;

•	the rate or rates at which that series will bear interest or the method of calculating the rate or rates;

•	the date or dates from which interest will accrue;

•	the dates on which we will pay interest and the regular record dates for the interest payment dates and the persons to whom we will pay interest if different from the person in whose name the first mortgage bonds of that series are registered on the regular record date;

•	any redemption terms, including mandatory redemption through a sinking fund or otherwise, redemption at our option and redemption at the option of the holder;

•	the denominations in which we will issue that series, if other than $1,000 and integral multiples of $1,000;

•	whether we will issue that series in whole or in part in book-entry form; and

•	any other terms of that series of first mortgage bonds.

Redemption

      The prospectus supplement that describes a particular series of first mortgage bonds will set forth any terms for the optional or mandatory redemption of that particular series.

Security for the First Mortgage Bonds

      In the opinion of our counsel, the first mortgage bonds being issued pursuant to this prospectus will be secured equally and ratably with all of our other outstanding first mortgage bonds by a valid and direct first mortgage lien on all of the real and fixed properties, leasehold rights, franchises and permits then owned by us subject only (1) to permitted liens, such as for taxes not delinquent or being contested in good faith, and (2) as to parts of our property, to easements, conditions, restrictions, leases and similar encumbrances which do not affect our use of that property in the usual course of our business, to minor defects in titles which are not material and to defects in titles to properties not essential to our business.

      The Mortgage Indenture subjects to the lien of the Mortgage Indenture all property, rights and franchises, except as otherwise expressly provided, we acquired after the date of the 1937 Indenture. These provisions might not be effective as to property acquired within 90 days prior and subsequent to the filing of a case by us under the United States Bankruptcy Code. The opinion of counsel does not cover titles to easements for water flowage purposes or rights-of-way for electric and gas transmission and distribution facilities, steam mains and telephone lines. However, we have the power of eminent domain in the states in which we operate.

      The Mortgage Indenture provides that no prior liens, other than permitted liens, may be created or permitted to exist upon the mortgaged and pledged property whether now owned or acquired in the future. (Section 4 of Article VIII of the 1937 Indenture.) Following the retirement of the first mortgage bonds of each series issued prior to May 1, 1988, the Restated Indenture will amend the foregoing provisions to allow permitted encumbrances on the mortgaged and pledged property.

      Permitted encumbrances include, among others, the following:

•	permitted liens (liens for taxes not yet delinquent or being contested in good faith, mechanics’, workers’ and other similar liens, and easements and rights of way);

•	rights of parties to agreements with us relating to property owned or used jointly with that party, provided the rights:

•	do not materially impair the use of the property in the normal course of our business;

•	do not materially affect the security provided by the Mortgage Indenture; and

•	are not inconsistent with the remedies of the Mortgage Trustee upon a completed default;

•	leases existing on the effective date of the Restated Indenture affecting property owned by us on the effective date;

•	leases which do not interfere in any material respect with the use by us of the property for its intended purpose and which will not have a material adverse impact on the security provided by the Mortgage Indenture;

•	other leases relating to 5% or less of the sum of our depreciable property and land; and

•	any mortgage, lien, charge or other encumbrance prior or equal to the lien of the Mortgage Indenture, other than a prepaid lien, existing on the date we acquire the property, provided that on the acquisition date:

•	no default has occurred and is continuing;

•	the principal amount secured by that mortgage, lien, charge or encumbrance does not exceed 66 2/3% of the lesser of the cost or fair value of the property; and

•	the mortgage will apply only to the property originally subject to that mortgage, we will close the mortgage and we will not issue additional indebtedness under that mortgage.

      (Section 1.03 of the Restated Indenture.)

      Following the retirement of the first mortgage bonds of each series issued prior to May 1, 1988, the holders of 66 2/3% of the principal amount of first mortgage bonds outstanding may (1) consent to the creation or existence of a prior lien with respect to up to 50% of the sum of our depreciable property and land, after giving effect to the prior lien, or (2) terminate the lien of the Mortgage Indenture with respect to up to 50% of the sum of our depreciable property and land. (Section 18.02(e) of the Restated Indenture.)

Sinking Fund Provisions

      We currently do not have any outstanding first mortgage bonds that are, and, unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, the first mortgage bonds offered hereby will not be, subject to a sinking fund.

Maintenance Provisions

      As a maintenance fund for the first mortgage bonds, we have agreed to pay to the Mortgage Trustee on each May 1 an amount equal to 15% of our consolidated gross operating revenues for the preceding calendar year, after deducting from these revenues the following:

•	cost of electricity and gas purchased for resale;

•	rentals paid for utility property, less credits at our option for the following:

•	maintenance;

•	property retirements offset by permanent additions;

•	retirements of first mortgage bonds; and

•	cost or fair value, whichever is less, of permanent additions after deducting property retirements.

      We may withdraw moneys from the maintenance fund in amounts equal to retirements of first mortgage bonds and net permanent additions. Cash in excess of $100,000 remaining on deposit in the maintenance fund for more than three years must be used for the purchase or redemption of first mortgage bonds. Any redemption of this nature would be at the applicable regular redemption price of the first mortgage bonds to be redeemed and subject to any restrictions on the redemption of that first mortgage bond. (Article IX of the 1937 Indenture; Article IV of the Supplemental Indenture dated June 1, 1952.)

      The Restated Indenture will amend the foregoing provisions of the Mortgage Indenture by replacing the current maintenance fund deposit formula with the requirement that we pay to the Mortgage Trustee on each May 1 an amount equal to 2.50% of our completed depreciable property as of the end of the preceding calendar year, after deducting credits at our option for the following:

•	maintenance;

•	property retirements offset by permanent additions;

•	retirements of first mortgage bonds; and

•	amounts of established permanent additions.

      (Section 9.01 of the Restated Indenture.)

      The Restated Indenture further provides that to the extent that maintenance fund credits exceed 2.50% of completed depreciable property for any year after 1987, such excess credits may be applied in future years (1) to offset any maintenance fund deficiency or (2) to increase the amount of established permanent additions available for use under the Mortgage Indenture. (Section 9.05 of the Restated Indenture.) In addition, the Restated Indenture eliminates the requirement that cash in excess of $100,000 remaining on deposit in the maintenance fund for more than three years be used for the purchase or redemption of first mortgage bonds.

      We have agreed to maintain our properties in adequate repair, working order and condition. (Section 6 of Article VIII of the 1937 Indenture; Section 8.06 of the Restated Indenture.)

Issuance of Additional First Mortgage Bonds

      The maximum principal amount of first mortgage bonds that we may issue under the Mortgage Indenture is not limited, except as described below. We may issue additional first mortgage bonds in amounts equal to (1) 60% of the cost or fair value, whichever is less, of permanent additions after deducting retirements (Article V of the 1937 Indenture; also Sections 1 and 3 of Article III of the Supplemental Indenture dated February 1, 1944); (2) retired first mortgage bonds, which have not been otherwise used under the Mortgage Indenture (Article VI of the 1937 Indenture); or (3) the amount of cash deposited with the Mortgage Trustee, which cash may be withdrawn on the same basis as additional first mortgage bonds may be issued under clauses (1) and (2) above. (Article VII of the 1937 Indenture; Section 2 of Article III of the Supplemental Indenture dated February 1, 1944; and Article IV of the Supplemental Indenture dated June 1, 1952.) The Restated Indenture will amend the foregoing provisions of the Mortgage Indenture by increasing the percentage in clause (1) above from 60% to 66 2/3%. (Section 5.03 of the Restated Indenture.)

      The first mortgage bonds issued pursuant to this prospectus will be issued under clause (1) or (2) above. At December 31, 2002, the amount of net permanent additions available for the issuance of first mortgage bonds exceeded $5.367 billion, of which $692 million could be used to authenticate the $415 million principal amount of the first mortgage bonds. As of December 31, 2002, $123.2 million of retired first mortgage bonds were available to authenticate up to $123.2 million of first mortgage bonds.

      We may not issue any additional first mortgage bonds on the basis of clause (1), clause (2) under specified conditions, or clause (3), unless the earnings applicable to bond interest for a specified twelve-month period are equal to twice the annual interest requirements on the first mortgage bonds, including those about to be issued. (Section 4 of Article V, Section 2 of Article VI, and Section 1 of Article VII of the 1937 Indenture.)

      Permanent additions include the following:

•	our electric and steam generating, transmission and distribution properties; and

•	our gas storage and distribution properties.

      (Section 4 of Article I of the 1937 Indenture.)

      Under the Restated Indenture, permanent additions also will include construction work-in-progress, our fractional and undivided property interests, property used for providing telephone or other communication services and engineering, financial, economic, environmental, geological and legal or other studies, surveys or reports associated with the acquisition or construction of any depreciable property. (Section 1.03 of the Restated Indenture.)

      Assuming that the interest cost on variable rate first mortgage bonds is at the maximum allowable rate, earnings applicable to bond interest for the twelve months ended December 31, 2002, would be 2.17 times the annual interest requirements on our first mortgage bonds, including the first mortgage bonds issued pursuant to this prospectus at an assumed 7.5% interest rate. Additional first mortgage bonds may vary as to maturity, interest rate, redemption prices, and sinking fund, among other things. (Article 11 of the 1937 Indenture and Article 11 of the Restated Indenture.) The Restated Indenture will amend the Mortgage Indenture by requiring that earnings applicable to bond interest for a specified twelve-month period be equal to twice the annual interest requirements on the first mortgage bonds, including those about to be issued, and any obligations secured by prior liens and any indebtedness secured by permitted encumbrances. (Sections 1.03 and 5.04 of the Restated Indenture.) Under the Restated Indenture, the calculation of earnings applicable to bond interest will include all of our nonutility revenues. (Section 1.03 of the Restated Indenture.)

Provisions Limiting Dividends on Common Stock

      We have agreed that the sum of:

•	all dividends and distributions on our common stock after September 30, 1954, other than in common stock; and

•	the cost of all shares of our common stock acquired by us after that date,

shall not exceed the sum of:

•	our earned surplus and our qualified subsidiary companies’ earned surplus, consolidated, at September 30, 1954; and

•	an amount equal to our consolidated net income earned after September 30, 1954, after making provision for all dividends accruing after that date on our preferred stock and after taking into consideration all proper charges and credits to earned surplus made after that date.

      In computing net income for the purpose of this covenant, we will deduct an amount, if any, by which 15% of our consolidated gross operating revenues, after certain deductions, exceeds the aggregate of the amounts expended for maintenance and appropriated for reserves for renewals, replacements, retirements, depreciation or depletion. (Article IV of the Supplemental Indenture dated October 1, 1954.) This provision has not impaired our ability to pay dividends in the past and is not expected to do so in the future.

      As of 1957, we no longer had any qualified subsidiary companies.

      The Restated Indenture will replace the dividend restriction described above with the requirement that the sum of:

•	all dividends and distributions on our common stock after the effective date of the Restated Indenture (other than in common stock); and

•	the amount, if any, by which the considerations given by us for the purchase or other acquisition of our common stock after the effective date exceeds the considerations received by us after the effective date from the sale of common stock, shall not exceed the sum of:

•	our retained earnings at the effective date; and

•	an amount equal to our net income earned after the effective date, after deducting all dividends accruing after the effective date on all classes and series of our preferred stock and after taking into consideration all proper charges and credits to earned surplus made after the effective date.

      In computing net income for the purpose of this amended covenant, we will deduct the amount, if any, by which, after the date commencing 365 days prior to the effective date, the actual expenditures or charges for ordinary repairs and maintenance and the charges for reserves, renewals, replacements, retirements, depreciation and depletion are less than 2.50% of our completed depreciable property. (Section 8.07 of the Restated Indenture.)

Release Provisions

      The Mortgage Indenture permits the release from its lien of any property upon depositing or pledging cash or certain other property of comparable fair value. The Mortgage Indenture also permits the following, in each case without any release or consent by the Mortgage Trustee or accountability to the Mortgage Trustee:

•	the sale or other disposal of securities not pledged under the Mortgage Indenture, contracts, accounts, motor cars, and certain equipment and supplies;

•	the cancellation, change or alteration of leases, rights-of-way and easements; and

•	the surrender and modification of any franchise or governmental consent subject to certain restrictions.

      (Article XI of the 1937 Indenture and Article XI of the Restated Indenture.)

      Following the retirement of the first mortgage bonds of each series issued prior to May 1, 1988:

•	we may sell or otherwise dispose of, free of the lien of the Mortgage Indenture, all motor vehicles, vessels and marine equipment, railroad cars, engines and related equipment, airplanes, office furniture and leasehold interests in property owned by third parties; and

•	we may enter into leases relating to the property subject to the lien of the Mortgage Indenture which do not interfere in any material respect with the use of the property for the purpose for which it is held by us and will not have a material adverse impact on the security afforded by the Mortgage Indenture. (Section 11.02(b) of the Restated Indenture.)

      Following the retirement of the first mortgage bonds of each series issued prior to May 1, 1988, any of the mortgaged and pledged property may be released from the lien of the Mortgage Indenture if, after the release, the fair value of the remaining mortgaged and pledged property equals or exceeds a sum equal to 150% of the aggregate principal amount of first mortgage bonds outstanding. (Section 11.03(k) of the Restated Indenture.) When effective and upon satisfaction of the requirements set forth in the Mortgage Indenture, this provision would permit us to spin-off or otherwise dispose of a substantial amount of assets or a line of business without depositing cash or property with the Mortgage Trustee or obtaining the consent of the bondholders.

Modification of the Mortgage Indenture

      With our consent, the provisions of the Mortgage Indenture may be changed by the affirmative vote of the holders of 66 2/3% in principal amount of the first mortgage bonds outstanding except that, among other things, the following may not be done without the consent of the holder of each first mortgage bond so affected:

•	the maturity of a first mortgage bond may not be extended;

•	the interest rate may not be reduced;

•	the terms of payment of principal or interest may not be changed;

•	no lien ranking prior to or on a parity with the lien of the Mortgage Indenture with respect to any of the property mortgaged or pledged under the Mortgage Indenture may be created;

•	the security of the lien upon the mortgaged and pledged property for the security of such holder’s bond may not be deprived; and

•	the required percentage of the holders of first mortgage bonds relating to actions that require their consent may not be changed.

      (Article XVIII of the 1937 Indenture, Article VI of the Supplemental Indenture dated May 1, 1985 and Section 18.02 of the Restated Indenture.)

Concerning the Mortgage Trustee

      In case of a completed default, either the Mortgage Trustee or the holders of 25% in principal amount of (1) the first mortgage bonds outstanding or (2) the first mortgage bonds affected by the default, may declare the first mortgage bonds due and payable, subject to the right of the holders of a majority of the first mortgage bonds then outstanding to rescind or annul such action. Further, the Mortgage Trustee is obligated to take the actions provided in the Mortgage Indenture to enforce payment of the first mortgage bonds and the lien of the Mortgage Indenture upon being requested to do so by the holders of a majority in principal amount of the first mortgage bonds. However, the holders of a majority in principal amount of the first mortgage bonds may direct the taking of any of these actions or the refraining from these actions as is not in violation of the law or the Mortgage Indenture. Before taking these actions, the Mortgage Trustee may require adequate indemnity against the costs, expenses and liabilities to be incurred in connection with these actions. (Article XIII of the 1937 Indenture; Section 6 of Article VI of the Supplemental Indenture dated February 1, 1944; Section 4.03 of the Supplemental Indenture dated October 1, 1945 and Article XIII of the Restated Indenture.)

Defaults

      The following is a summary of events defined in the Mortgage Indenture as completed defaults:

•	default in payment of principal of any first mortgage bond;

•	default continued for 90 days in payment of interest on any first mortgage bond;

•	default in the covenant contained in Section 11 of Article VIII of the Mortgage Indenture (Section 8.11 of the Restated Indenture) regarding bankruptcy, insolvency, assignment or receivership; and

•	default continued for 90 days after notice in the performance of any other covenant, agreement or condition.

      (Section 4.02 of the Supplemental Indenture dated October 1, 1945 and Section 13.01 of the Restated Indenture.)

      The Mortgage Trustee is required to give notice to bondholders (1) within 90 days after the occurrence of a default known to the Mortgage Trustee or (2) if the Mortgage Trustee is unaware of a default during the 90 day period, then, within 30 days after the Mortgage Trustee knows of the default, unless the default has been cured before giving its notice. However, except in the case of a default resulting from the failure to make any payment of principal or interest on any first mortgage bonds or to make any sinking fund payment, the Mortgage Trustee may withhold the notice if its board of directors, executive committee or a trust committee of directors or responsible officers determines in good faith that withholding the notice is in the interest of the bondholders. (Section 4 of Article V of the Supplemental Indenture dated February 1, 1944 and Section 16.02 of the Restated Indenture.)

      We are required to file with the Mortgage Trustee information, documents and reports regarding our compliance with the conditions and covenants of the Mortgage Indenture as may be required by the rules and regulations of the SEC, including a certificate, furnished at least annually, as to our compliance with all of the conditions and covenants under the Mortgage Indenture. (Section 8 of Article III of the Supplemental Indenture dated February 1, 1944 and Section 8.18 of the Restated Indenture.)

General

      Whenever all indebtedness secured by the Mortgage Indenture has been paid, or adequate provision for payment has been made, the Mortgage Trustee will cancel and discharge the Mortgage Indenture. (Article XVII of the 1937 Indenture and Article XVII of the Restated Indenture.) After the date that all first mortgage bonds of each series issued under the Mortgage Indenture prior to May 1, 1988 have been retired through payment or redemption, we may deposit with the Mortgage Trustee any combination of cash or government obligations in order to provide for the payment of any series or all of the first mortgage bonds outstanding. The Mortgage Indenture also provides that we must furnish to the Mortgage Trustee officers’ certificates, certificates of an engineer, appraiser or other expert and, in some cases, accountants’ certificates in connection with the authentication of first mortgage bonds, the release or release and substitution of property and some other matters, and opinions of counsel as to the lien of the Mortgage Indenture and some other matters. (Article IV of the Supplemental Indenture dated February 1, 1944; Articles IV, V, VI, VII, XI and XVII and Section 20.08 of the Restated Indenture.)

DESCRIPTION OF SENIOR UNSECURED DEBT SECURITIES

      The description below contains summaries of selected provisions of the indenture, including supplemental indentures, under which the unsecured debt securities will be issued. These summaries are not complete. The indenture and the form of supplemental indenture applicable to the debt securities have been filed as exhibits to the registration statement. You should read them for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture or applicable supplemental indenture so that you can easily locate these provisions.

      We are not required to issue future issues of indebtedness under the indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness.

      The debt securities will be represented either by global securities registered in the name of the Depository, or its nominee, or by securities in certificate form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the caption “Book-Entry System” in this prospectus.

General

      The debt securities will be issued in one or more new series under the Indenture dated July 1, 1999 between us and Wells Fargo Bank Minnesota, National Association, as successor trustee (the “1999 Trustee”). This indenture, as previously supplemented by supplemental indentures and as to be supplemented by a new supplemental indenture for the debt securities, is referred to in this prospectus as the “1999 Indenture.” As of December 31, 2002, there were two series of debt securities in an aggregate principal amount of $435 million outstanding under the 1999 Indenture.

      The holders of the outstanding debt securities do not, and, unless the supplement indenture that describes a particular series of debt securities provides otherwise with respect to that series, the holders of any debt securities offered by this prospectus will not, have the right to require us to repurchase the debt securities if we become involved in a highly leveraged or change in control transaction. The 1999 Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions. However, any change in control transaction and any incurrence of substantial additional long-term indebtedness, as first mortgage bonds, debt securities or otherwise, by us in such a transaction of that nature would require approval of state utility regulatory authorities and, possibly, of federal regulatory authorities. Management believes that such approvals would be unlikely in any transaction that would result in us, or our successor, having a highly leveraged capital structure.

      The debt securities will be unsecured obligations and will rank on a parity with our other existing and future unsecured indebtedness. In this “Description of Senior Unsecured Debt Securities” we refer to securities issued under the 1999 Indenture, whether previously issued or to be issued in the future, including the debt securities, as the “securities”. The amount of securities that we may issue under the 1999 Indenture is not limited.

      When we offer to sell a particular series of debt securities, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

•	the title of the series;

•	any limit on the aggregate principal amount of the series;

•	the price at which the series will be issued;

•	the date of maturity of that series;

•	the date or dates on which we will pay the principal of that series;

•	the rate or rates at which that series will bear interest or the method of calculating the rate or rates;

•	the date or dates from which the interest will accrue;

•	the dates on which we will pay interest and the regular record dates for the interest payment dates and the persons to whom we will pay interest if different from the person in whose name the debt securities of that series are registered on the regular record date;

•	any redemption terms, including mandatory redemption through a sinking fund or otherwise, redemption at our option and redemption at the option of the holder;

•	the denominations in which we will issue that series, if other than $1,000 and integral multiples of $1,000;

•	whether we will issue that series in whole or in part in book-entry form; and

•	any other terms of that series of debt securities.

Registration, Transfer and Exchange

      Debt securities of any series may be exchanged for other debt securities of the same series of any authorized denominations and of a like aggregate principal amount and kind. (Section 2.6 of the 1999 Indenture.)

      Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, debt securities may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer) at the office of the 1999 Trustee maintained for that purpose and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the 1999 Indenture. Any transfer or exchange will be effected upon the 1999 Trustee’s satisfaction with the documents of title and indemnity of the person making the request. (Sections 2.6 and 2.7 of the 1999 Indenture.)

      The 1999 Trustee will not be required to exchange or register a transfer of any debt securities of a series selected, called or being called for redemption except, in the case of any debt security to be redeemed in part, the portion thereof not to be so redeemed. (Section 2.6 of the 1999 Indenture.) See the information under the caption “Book-Entry System”.

Payment and Paying Agents

      Principal, interest and premium, if any, on debt securities issued in the form of global securities will be paid in the manner described below under the caption “Book-Entry System”. Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, interest on debt securities that are in the form of certificated securities will be paid by check mailed to the holder at that person’s address as it appears in the register for the debt securities maintained by the 1999 Trustee; however, a holder of $10,000,000 or more of the debt securities having the same interest payment dates will be entitled to receive payments of interest by wire transfer, if appropriate wire transfer instructions have been received by the 1999 Trustee on or prior to the applicable record date. (Section 2.12 of the 1999 Indenture.) Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, the principal, interest at maturity and premium, if any, on debt securities in the form of certificated securities will be payable in immediately available funds at the office of the 1999 Trustee. (Section 2.12 of the 1999 Indenture.)

      All monies paid by us to a paying agent for the payment of principal, interest or premium on any debt security which remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us and the holder of that debt security will thereafter look only to us for payment of that principal, interest or premium. (Section 4.4 of the 1999 Indenture.)

Events of Default

      The following constitute events of default under the 1999 Indenture:

•	default in the payment of principal and premium, if any, on any security issued under the 1999 Indenture when due and payable and continuance of that default for 5 days;

•	default in the payment of interest on any security issued under the 1999 Indenture when due and continuance of that default for 30 days;

•	default in the performance or breach of any of our other covenants or warranties in the securities or in the 1999 Indenture and the continuation of that default or breach for 90 days after written notice to us as provided in the 1999 Indenture; and

•	specified events of bankruptcy, insolvency or reorganization of our company.

      (Section 7.1 of the 1999 Indenture.)

      If an event of default occurs and is continuing, either the 1999 Trustee or the holders of a majority in principal amount of the outstanding securities may declare the principal amount of all securities to be due and payable immediately. At any time after an acceleration of the securities has been declared, but before a judgment or decree of the immediate payment of the principal amount of the securities has been obtained, if we pay or deposit with the 1999 Trustee a sum sufficient to pay all matured installments of interest and the principal and any premium which has become due otherwise than by acceleration and all defaults have been cured or waived, then that payment or deposit will cause an automatic rescission and annulment of the acceleration of the securities. (Section 7.1 of the 1999 Indenture.)

      The 1999 Trustee generally will be under no obligation to exercise any of its rights or powers under the 1999 Indenture at the request or direction of any of the holders unless such holders have offered acceptable indemnity to the 1999 Trustee. (Section 8.2 of the 1999 Indenture.) The holders of a majority in principal amount of the outstanding securities generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the 1999 Trustee, or of exercising any trust or power conferred on the 1999 Trustee, relating to the securities. (Section 7.7 of the 1999 Indenture.) No holder has the right to institute a proceeding relating to the 1999 Indenture unless the conditions precedent specified in the 1999 Indenture are met. (Sections 7.4 and 7.7 of the 1999 Indenture.) The 1999 Trustee is required to give the holders notice of the occurrence of a default within 90 days of the default, unless the default is cured or waived. Except in the case of a payment default on any securities, however, the 1999 Trustee may withhold notice if it determines in good faith that it is in the interest of holders to do so. (Section 7.8 of the 1999 Indenture.) We are required to deliver to the 1999 Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the 1999 Indenture. (Section 5.5 of the 1999 Indenture.)

Modification

      We and the 1999 Trustee may modify and amend the 1999 Indenture from time to time. Depending upon the type of amendment, we may not need the consent or approval of any of the holders of the securities, or we may need either the consent or approval of the holders of a majority in principal amount of the outstanding securities affected by the proposed amendment or the consent or approval of each holder affected by the proposed amendment.

      We will not need the consent of the holders for the following types of amendments:

•	adding to our covenants for the benefit of the holders or surrendering a right given to us in the 1999 Indenture;

•	adding security for the securities; or

•	making various other modifications, generally of a ministerial or immaterial nature.

      (Section 12.1 of the 1999 Indenture.)

      We will need the consent of the holders of each outstanding security affected by a proposed amendment if the amendment would cause any of the following to occur:

•	a change in the maturity date of any security;

•	a reduction in the interest rate or extension of the time of payment of interest;

•	a reduction in the principal amount of any security, the premium payable on any security, or the amount of principal that could be declared due and payable prior to the stated maturity;

•	a change in the currency of any payment of principal, premium or interest on any security;

•	an impairment of the right of a holder to institute suit for the enforcement of any payment relating to any security;

•	a reduction in the percentage of outstanding securities necessary to consent to the modification or amendment of the 1999 Indenture or to waive past defaults; or

•	a modification in these requirements.

      (Section 12.2 of the 1999 Indenture.)

      Amendments other than those described in the above two paragraphs will require the approval of a majority in principal amount of the outstanding securities.

Defeasance and Discharge

      We may be discharged from all obligations relating to the debt securities and the 1999 Indenture (except for specified obligations such as obligations to register the transfer or exchange of securities, replace stolen, lost or mutilated securities and maintain paying agencies) if we irrevocably deposit with the 1999 Trustee, in trust for the benefit of holders of securities, money or United States government obligations (or any combination thereof) sufficient to make all payments of principal, premium and interest on the securities on the dates those payments are due. To discharge these obligations, we must deliver to the 1999 Trustee an opinion of counsel that the holders of the securities will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance or discharge of the 1999 Indenture. If we discharge our obligations as described above, the holders of securities must look only to the funds deposited with the 1999 Trustee, and not us, for payments on the securities. (Section 4.1 of the 1999 Indenture.)

Consolidation, Merger and Sale of Assets

      We will not merge into any other corporation or sell or otherwise transfer all or substantially all our assets unless the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal, interest and premium on all the securities and our obligation to perform every covenant of the 1999 Indenture that we are to perform or observe and we or the successor or transferee corporation, as applicable, are not, immediately following such merger, sale or transfer, in default in the performance of any of those covenants. Upon any merger, sale or transfer of all or substantially all of our assets, the successor or transferee corporation will succeed to, and be substituted for, and may exercise all of our rights and powers under the 1999 Indenture with the same effect as if the successor corporation had been named as us in the 1999 Indenture and we will be released from all obligations under the 1999 Indenture. Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, the 1999 Indenture will define all or substantially all of our assets as being 50% or more of our total assets as shown on our balance sheet as of the end of the prior year and specifically will permit any sale, transfer or conveyance during a calendar year of less than 50% of our total assets without the consent of the holders of the securities. (Sections 11.1 and 11.2 of the 1999 Indenture.)

Limitation on Liens

      Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, so long as any debt securities are outstanding, we will not create or permit to exist any mortgage, pledge, security interest or other lien (collectively, “liens”) on any of our utility properties or assets, whether we own it now or acquire it later, unless we similarly secure the debt securities and all other securities issued under the 1999 Indenture prior to or contemporaneously with the debt securities.

      This restriction will not apply to:

•	any of our subsidiaries;

•	the Mortgage Indenture securing our first mortgage bonds, or any indenture supplemental to our mortgage bonds;

•	liens on any property existing at the time we acquire the property (or within one year of our acquisition);

•	purchase money liens; or

•	any extension, renewal, or replacement (or successive extensions, renewals or replacements) of any lien referred to in the clauses listed above.

      In addition, this restriction will not apply to the following “permitted encumbrances”, among others:

•	the pledge or assignment, in the ordinary course, of electricity, gas, steam or accounts receivable;

•	liens existing on any property at the time the corporation owning the property merges with us or transfers all or substantially all of its property to us, so long as our Board of Directors determines that the property is adequate security for the lien;

•	liens not otherwise permitted if the total of all permitted encumbrances would not exceed 10% of our tangible net worth.

      As described above, these restrictions will limit our ability to incur secured debt, but will not prohibit it entirely. Nor will the restrictions prevent us from entering into leases in the ordinary course of business. You should be aware that one of those exceptions described above permits us to issue first mortgage bonds in amounts up to the limits described in the Mortgage Indenture. The Mortgage Indenture permits us to issue first mortgage bonds in amounts equal to 60% of the cost or fair value of permanent additions (which amount will go up to 66 2/3% when the Restated Indenture becomes effective) and up to 100% of retired first mortgage bonds. As of December 31, 2002, the amount of first mortgage bonds that we could issue on the basis of permanent additions exceeded $5.367 billion and the amount of first mortgage bonds we could issue on the bases of retired bonds was approximately $123.2 million. However, we cannot issue any first mortgage bonds on the basis of permanent additions unless the earnings applicable to bond interest for a specified twelve-month period are equal to twice the annual interest requirements on the first mortgage bonds, including those being issued pursuant to this prospectus.

Resignation or Removal of 1999 Trustee

      The 1999 Trustee may resign at any time by notifying us in writing and specifying the day upon which the resignation is to take effect. The resignation will not take effect, however, until a successor trustee has been appointed. (Section 8.10 of the 1999 Indenture.)

      The holders of a majority in principal amount of the outstanding securities may remove the 1999 Trustee at any time. In addition, so long as no event of default or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, we may remove the 1999 Trustee upon notice to the holder of each security outstanding and appointment of a successor 1999 Trustee. (Section 8.10 of the 1999 Indenture.)

Concerning the 1999 Trustee

      Wells Fargo Bank Minnesota, National Association is the 1999 Trustee. We maintain banking relationships with the 1999 Trustee in the ordinary course of business. The 1999 Trustee also acts as trustee for some of our other securities as well as securities of some of our affiliates.

BOOK-ENTRY SYSTEM

      Each series of securities offered by this prospectus may be issued in the form of one or more global first mortgage bonds or global debt securities, as applicable, representing all or part of that series of securities. This means that we will not issue certificates for that series of securities to the holders. Instead, a global security representing that series will be deposited with, or on behalf of, DTC, or its successor as the Depository and registered in the name of the Depository or a nominee of the Depository.

      The Depository will keep a computerized record of its participants (for example, your broker) whose clients have purchased securities represented by a global security. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred, except that the Depository, its nominees and their successors may transfer a global security as a whole to one another.

      Beneficial interests in global securities will be shown on, and transfers of interests will be made only through, records maintained by the Depository and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

      We will wire principal, interest and any premium payments to the Depository or its nominee. We and the trustee will treat the Depository or its nominee as the owner of the global security for all purposes, including any notices and voting. Accordingly, we, the applicable trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global security to owners of beneficial interests in that global security.

      Unless otherwise specified in the prospectus supplement that describes a particular series of first mortgage bonds or debt securities, DTC will act as Depository for securities issued as global securities. The securities will be registered in the name of Cede & Co. (DTC’s partnership nominee).

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and specified other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules that apply to DTC and its Direct or Indirect Participants (collectively, “Participants”) are on file with the SEC.

      It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global security as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by Participants to owners of beneficial interests in a global security, and voting by Participants, will be governed by the standing instructions and customary practices between the Participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the Participants and not our responsibility or that of DTC or the applicable trustee.

      Securities of a series represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as Depository or if DTC ceases to be a clearing agency registered under applicable law and we have not appointed a successor Depository within 90 days; or

•	we determine not to require all of the securities of a series to be represented by a global security and notify the applicable trustee of our decision.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from DTC, and we and any underwriters, dealers or agents take no responsibility for the accuracy of the information.

      Any underwriters, dealers or agents of any securities may be Direct Participants of DTC.

PLAN OF DISTRIBUTION

      We intend to sell the securities offered by this prospectus to or through underwriters or dealers, and may also sell the securities directly to other purchasers or through agents, as described in the prospectus supplement relating to an issue of securities.

      The distribution of the securities described in this prospectus may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

      In connection with the sale of the securities, underwriters may receive compensation from us or from purchasers of the securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters may sell the securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Securities Act”). Any person who may be deemed to be an underwriter will be identified, and any compensation received from us will be described in the prospectus supplement.

      Under agreements which we may enter in connection with the sale of the securities, underwriters, dealers, and agents who participate in the distribution of the securities may be entitled to indemnification by us against specified liabilities, including liabilities under the Securities Act.

      No person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, that information or representation must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus in any jurisdiction to any person to whom it is unlawful to make the offer in the jurisdiction. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that the information in this prospectus is correct as of any time subsequent to the date of this prospectus or that there has been no change in our affairs since that date.

LEGAL OPINIONS

      Legal opinions relating to the legality of the first mortgage bonds and debt securities being offered by this prospectus will be rendered by our counsel, Gary R. Johnson, 800 Nicollet Mall, Suite 3000, Minneapolis, Minnesota, and Jones Day, Chicago, Illinois, counsel for the Company. Certain legal matters relating to the validity of the first mortgage bonds and debt securities will be passed upon by Simpson Thacher & Bartlett LLP, New York, New York, for any underwriters, dealers or agents named in a prospectus supplement. Gary R. Johnson is our Vice President and General Counsel and is the beneficial owner, as of January 31, 2003, of 136,761 shares of common stock of our parent company, Xcel Energy Inc.

EXPERTS

      The consolidated financial statements and the related financial statement schedule of Northern States Power Company as of and for the year ended December 31, 2002, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

      The consolidated financial statements and schedule of Northern States Power Company as of and for the years ended December 31, 2001 and December 31, 2000 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent auditors for those periods, as stated in their report with respect thereto. The consolidated financial statements and schedule referred to above have been included herein in reliance upon the authority of such firm as experts in accounting and auditing. Northern States Power Company has been unable to obtain the consent of Arthur Andersen LLP to the use of their report in this prospectus. In reliance on Rule 437a promulgated under the Securities Act, we have dispensed with the requirement to file with the registration statement, of which this prospectus is a part, a written consent of Arthur Andersen LLP. As a result, your ability to assert claims against Arthur Andersen LLP may be limited. Since we have not been able to obtain the written consent of Arthur Andersen LLP, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of material fact contained in the report or financial statements or any omissions to state a material fact required to be stated in the financial statements.

$375,000,000

Northern States Power Company

(a Minnesota corporation)

$                                          % First Mortgage Bonds, Series due August

$                                          % First Mortgage Bonds, Series due August

PROSPECTUS SUPPLEMENT

Barclays Capital

JPMorgan

Wells Fargo Brokerage Services, LLC

Banc One Capital Markets, Inc.
Credit Suisse First Boston

August      , 2003